Index
Part I
FINANCIAL INFORMATION
Exhibit 99.1
Item 1.    Financial Statements
ALLIANCEBERNSTEIN L.P.
AND SUBSIDIARIES
Condensed Consolidated Statements of Financial Condition
(in thousands, except unit amounts)
(unaudited)

	March 31, 2026	December 31, 2025
ASSETS
Cash and cash equivalents	$856,924	$778,847
Cash and securities segregated, at fair value (cost: $348,773 and $496,263)	351,386	499,063
Receivables, net:
Brokers and dealers	34,842	32,829
Brokerage clients	1,632,442	1,607,527
AB funds fees	380,456	410,883
Other fees	155,224	139,755
Investments:
Equity Method	193,581	255,034
Other	239,862	275,979
Assets of consolidated company-sponsored investment funds:
Cash and cash equivalents	20,269	17,726
Investments	399,525	330,534
Other assets	28,674	25,120
Furniture, equipment and leasehold improvements, net	246,561	248,030
Goodwill	3,598,591	3,598,591
Intangible assets, net	155,055	166,415
Deferred sales commissions, net	154,888	165,300
Right-of-use assets	465,728	454,988
Other assets	292,385	271,155
Total assets	$9,206,393	$9,277,776

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	March 31, 2026	December 31, 2025
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND CAPITAL
Liabilities:
Payables:
Brokers and dealers	$175,966	$214,454
Brokerage clients	1,988,367	1,936,726
AB mutual funds	1,348	305
Contingent consideration liability	8,647	8,605
Accounts payable and accrued expenses	294,746	381,211
Lease liabilities	528,667	518,578
Liabilities of consolidated company-sponsored investment funds	33,449	25,281
Accrued compensation and benefits	399,953	367,498
Debt	705,000	810,000
Total liabilities	4,136,143	4,262,658
Commitments and contingencies (See Note 12)

Redeemable non-controlling interest of consolidated entities	255,651	178,967

Capital:
General Partner	48,989	48,694
Limited partners: 294,626,407 and 293,508,421 units issued and outstanding	4,946,323	4,916,978
Receivables from affiliates	(106)	(260)
AB Holding Units held for long-term incentive compensation plans	(118,043)	(72,869)
Accumulated other comprehensive (loss)	(63,646)	(57,389)
Partners’ capital attributable to AB Unitholders	4,813,517	4,835,154
Non-redeemable non-controlling interests in consolidated entities	1,082	997
Total capital	4,814,599	4,836,151
Total liabilities, non-controlling interest and capital	$9,206,393	$9,277,776

See Accompanying Notes to Condensed Consolidated Financial Statements.

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ALLIANCEBERNSTEIN L.P.
AND SUBSIDIARIES
Condensed Consolidated Statements of Income
(in thousands, except per unit amounts)
(unaudited)

	Three Months Ended March 31,
	2026	2025
Revenues:
Investment advisory and services fees	$915,214	$855,112
Distribution revenues	202,818	199,020
Dividend and interest income	30,470	34,350
Investment gains (losses)	31,059	(20,538)
Other revenues	35,170	30,180
Total revenues	1,214,731	1,098,124
Less: Broker-dealer related interest expense	13,005	17,517
Net revenues	1,201,726	1,080,607

Expenses:
Employee compensation and benefits	467,557	420,531
Promotion and servicing:
Distribution-related payments	196,596	200,659
Amortization of deferred sales commissions	21,495	20,161
Trade execution, marketing, T&E and other	40,517	36,513
General and administrative	130,391	147,935
Interest on borrowings	7,207	7,138
Amortization of intangible assets	11,163	11,301
Total expenses	874,926	844,238

Operating income	326,800	236,369

Income taxes	18,164	14,675

Net income	308,636	221,694

Net income of consolidated entities attributable to non-controlling interests	13,151	895

Net income attributable to AB Unitholders	$295,485	$220,799

Net income per AB Unit	$1.00	$0.75

See Accompanying Notes to Condensed Consolidated Financial Statements.

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ALLIANCEBERNSTEIN L.P.
AND SUBSIDIARIES
Condensed Consolidated Statements of Comprehensive Income
(in thousands)
(unaudited)

	Three Months Ended March 31,
	2026	2025

Net income	$308,636	$221,694
Other comprehensive (loss) income:
Foreign currency translation adjustments, before tax	(6,209)	10,749
Income tax (expense) benefit	(48)	55
Foreign currency translation adjustments, net of tax	(6,257)	10,804
Changes in employee benefit related items:
Amortization of prior service cost	—	611
Less: reclassification adjustment for (losses) included in net income upon retirement plan liquidation	—	(22,898)
Changes in employee benefit related items	—	23,509
Income tax (expense)	—	(147)
Employee benefit related items, net of tax	—	23,362
Other comprehensive (loss) income	(6,257)	34,166
Less: Comprehensive income in consolidated entities attributable to non-controlling interests	13,151	895
Comprehensive income attributable to AB Unitholders	$289,228	$254,965

See Accompanying Notes to Condensed Consolidated Financial Statements.

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ALLIANCEBERNSTEIN L.P.
AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Partners' Capital
(in thousands)
(unaudited)

	Three Months Ended March 31,
	2026	2025
General Partner’s Capital
Balance, beginning of period	$48,694	$49,519
Net income	2,955	2,208
Cash distributions to General Partner	(3,118)	(3,396)
Long-term incentive compensation plans activity	29	(7)
Issuance of AB Units, net	429	71
Balance, end of period	48,989	48,395
Limited Partners' Capital
Balance, beginning of period	4,916,978	4,999,616
Net income	292,530	218,591
Cash distributions to Unitholders	(308,596)	(336,231)
Long-term incentive compensation plans activity	2,982	(734)
Issuance of AB Units, net	42,429	7,006
Balance, end of period	4,946,323	4,888,248
Receivables from Affiliates
Balance, beginning of period	(260)	(2,893)
Long-term incentive compensation awards expense	404	246
Capital contributions (to) AB Holding	(250)	(764)
Balance, end of period	(106)	(3,411)
AB Holding Units held for Long-term Incentive Compensation Plans
Balance, beginning of period	(72,869)	(62,366)
Purchases of AB Holding Units for long-term compensation plans, net	(7,411)	(29,475)
(Issuance) of AB Units, net	(42,916)	(7,232)
Long-term incentive compensation awards expense	8,402	7,308
Revaluation of AB Holding Units held in rabbi trust	(3,249)	396
Balance, end of period	(118,043)	(91,369)
Accumulated Other Comprehensive (Loss)
Balance, beginning of period	(57,389)	(110,581)
Foreign currency translation adjustment, net of tax	(6,257)	10,804
Changes in employee benefit related items, net of tax	—	23,362
Balance, end of period	(63,646)	(76,415)
Total Partners' Capital attributable to AB Unitholders	4,813,517	4,765,448
Non-redeemable Non-controlling Interests in Consolidated Entities
Balance, beginning of period	997	1,348
Net income	16,822	1,144
Distributions to non-controlling interests, net	(16,737)	—
Contributions from non-controlling interest	—	12
Balance, end of period	1,082	2,504
Total Capital	$4,814,599	$4,767,952
See Accompanying Notes to Condensed Consolidated Financial Statements.

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ALLIANCEBERNSTEIN L.P. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Three Months Ended March 31,
	2026	2025

Cash flows from operating activities:
Net income	$308,636	$221,694

Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred sales commissions	21,495	20,161
Non-cash long-term incentive compensation expense	8,807	7,554
Depreciation and other amortization	22,036	21,440
Unrealized (gains) losses on investments	(6,279)	4,758
(Gains) losses on equity method investments	(41,098)	6,073
Unrealized losses on investments of consolidated company-sponsored investment funds	11,275	1,744
Non-cash lease expense	20,169	17,305
Retirement plan loss	—	20,756
Retirement plan funding	—	(1,700)
Other, net	10,528	(4,227)
Changes in assets and liabilities:
Decrease (increase) in securities, segregated	147,677	(272,256)
(Increase) decrease in receivables	(21,232)	104,484
Decrease (increase) in investments	144,895	(29,238)
(Increase) in deferred sales commissions	(11,082)	(28,361)
(Increase) decrease in other assets	(23,230)	41,034
(Increase) in investments of consolidated company-sponsored investment funds	(80,266)	(202,080)
(Increase) decrease in other assets of consolidated company-sponsored investment funds	(3,554)	2,460
Increase in other liabilities of consolidated company-sponsored investment funds	8,168	17,182
Increase in payables	13,843	224,090
(Decrease) in accounts payable and accrued expenses	(86,412)	(12,042)
Increase in accrued compensation and benefits	33,570	3,877
Cash payments to relieve operating lease liabilities	(17,315)	(15,892)
Net cash provided by operating activities	460,631	148,816

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	Three Months Ended March 31,
	2026	2025
Cash flows from investing activities:
Purchases of furniture, equipment and leasehold improvements	(10,319)	(7,478)
Net cash (used in) investing activities	(10,319)	(7,478)

Cash flows from financing activities:
(Repayment of) proceeds from debt, net	(105,000)	30,000
Distributions to General Partner and Unitholders	(311,714)	(339,628)
Terminations of non-controlling interest in consolidated company-sponsored investment funds, net	63,533	152,272
Capital contributions (to) AB Holding	(493)	(1,109)
Purchases of AB Holding Units for long-term incentive compensation plan awards, net	(7,411)	(29,475)
Other, net	(3,266)	(2,730)
Net cash (used in) financing activities	(364,351)	(190,670)

Effect of exchange rate changes on cash and cash equivalents	(5,341)	12,823

Net increase (decrease) in cash and cash equivalents	80,620	(36,509)
Cash and cash equivalents as of beginning of the period	796,573	834,033
Cash and cash equivalents as of end of the period	$877,193	$797,524

See Accompanying Notes to Condensed Consolidated Financial Statements.

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ALLIANCEBERNSTEIN L.P.
AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
March 31, 2026
(unaudited)

The words “we” and “our” refer collectively to AllianceBernstein L.P. and its subsidiaries (“AB”), or to their officers and employees. Similarly, the word “company” refers to AB. These statements should be read in conjunction with AB’s audited consolidated financial statements included in AB’s Form 10-K for the year ended December 31, 2025.

1. Business Description, Organization and Basis of Presentation

Business Description

We provide diversified investment management and related services globally to a broad range of clients. Our principal services include:

•    Institutional Services – servicing our institutional clients, including private and public pension plans, foundations and endowments, insurance companies, central banks and governments worldwide, and affiliates such as Equitable Holdings, Inc. ("EQH") and its subsidiaries, by means of separately-managed accounts, sub-advisory relationships, structured products, collective investment trusts, mutual funds, hedge funds and other investment vehicles.

•    Retail Services – servicing our retail clients, primarily by means of retail mutual funds sponsored by AB or an affiliated company, sub-advisory relationships with mutual funds sponsored by third parties, separately-managed account programs sponsored by financial intermediaries worldwide and other investment vehicles.

•    Private Wealth Management – servicing our private clients, including high-net-worth individuals and families, trusts and estates, charitable foundations, partnerships, private and family corporations, and other entities, by means of separately-managed accounts, hedge funds, mutual funds and other investment vehicles.

We also provide distribution, shareholder servicing, transfer agency services and administrative services to the mutual funds we sponsor.

Our high-quality, in-depth research is the foundation of our asset management and private wealth management businesses. AB’s research disciplines include economic, equity, fixed income and quantitative research. In addition, AB has expertise in multi-asset strategies, wealth management, environmental, social and corporate governance ("ESG"), and alternative investments.
We provide a broad range of investment services with expertise in:
•Equities, including actively managed strategies across global and regional markets and capitalization ranges, spanning growth, value, core, defensive, thematic, and sustainable approaches, with varying degrees of active risk, concentration, and benchmark sensitivity;
•Fixed Income, including actively managed traditional and unconstrained strategies across taxable and tax-exempt markets, encompassing government, corporate, securitized, emerging market, and municipal securities, with a focus on income generation, risk management, liquidity, and diversification;
•Multi-Asset Solutions, including outcome-oriented and asset-allocation strategies such as target-date, target-risk, income, and total-return portfolios, as well as customized multi-asset solutions designed to meet specific client objectives;
•Hedge Fund Strategies, including fundamental and systematic hedge funds, equity market neutral, event-driven, macro, and fund-of-funds strategies, focused on delivering diversified, idiosyncratic return streams with controlled market exposure;
•Private Alternatives, including private credit, asset-based finance, real assets, real estate debt, and specialty finance strategies, where returns are driven by underwriting discipline, structure, selectivity, and active portfolio management rather than public market beta; and
•Systematic Strategies, including alpha-seeking and risk-controlled approaches that apply quantitative research, data-driven signals, and disciplined portfolio construction across equity and fixed income markets, as well as passive index, ESG index, and enhanced index solutions designed to provide efficient market exposure.

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Organization

AllianceBernstein Corporation (an indirect wholly-owned subsidiary of EQH, “General Partner”) is the general partner of both AllianceBernstein Holding L.P. (“AB Holding”) and AB. AllianceBernstein Corporation owns 100,000 general partnership units in AB Holding and a 1.0% general partnership interest in AB.

As of March 31, 2026, the ownership structure of AB, including limited partnership units outstanding as well as the general partner's 1.0% interest, was as follows:

EQH and its subsidiaries	68.0%
AB Holding	31.4
Unaffiliated holders	0.6
100.0%

Including both the general partnership and limited partnership interests in AB Holding and AB, EQH and its subsidiaries had an approximate 68.0% economic interest in AB as of March 31, 2026.

Basis of Presentation

The interim condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the interim results, have been made. The preparation of the condensed consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the interim reporting periods. Actual results could differ from those estimates. The condensed consolidated statement of financial condition as of December 31, 2025 was derived from audited financial statements. Certain disclosures included in the annual financial statements have been condensed or omitted from these financial statements as they are not required for interim financial statements under principles generally accepted in the United States of America ("GAAP") and the rules of the SEC.

Principles of Consolidation

The condensed consolidated financial statements include AB and its majority-owned and/or controlled subsidiaries, and the consolidated entities that are considered to be variable interest entities (“VIEs”) and/or voting interest entities (“VOEs”) in which AB has a controlling financial interest. Non-controlling interests on the condensed consolidated statements of financial condition include the portion of consolidated company-sponsored investment funds in which we do not have direct equity ownership. All significant inter-company transactions and balances among the consolidated entities have been eliminated.

Reclassification

During 2026, amounts previously presented on the condensed consolidated statements of income as "contingent payment arrangements" are now presented as part of "amortization of intangible assets." Prior period amounts previously presented as such have been reclassified to conform to the current periods presentation.

Subsequent Events

We have evaluated subsequent events through the date that these financial statements were filed with the SEC and did not identify any subsequent events that would require disclosure in these financial statements.

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2.     Significant Accounting Policies

Accounting Pronouncements Not Yet Adopted
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This amendment is expected to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This information is not generally presented in the financial statements today. The amendments in this update do not change or remove current expense disclosure requirements. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this update should be applied either prospectively to financial statements issued for reporting periods after the effective date of this update or retrospectively to any or all periods presented in the financial statements. We are currently evaluating the impacts of the new standard.

3. Revenue Recognition

Revenues for the three months ended March 31, 2026 and 2025 consisted of the following:

	Three Months Ended March 31,
	2026	2025
	(in thousands)
Subject to contracts with customers:
Investment advisory and services fees
Base fees	$849,182	$817,866
Performance-based fees	66,032	37,246
Distribution revenues
All-in-management fees	90,808	88,444
12b-1 fees	14,766	16,252
Other distribution fees	97,244	94,324
Other revenues
Shareholder servicing fees	24,188	16,642
JV related revenues	6,361	9,334
Other	4,065	3,763
	1,152,646	1,083,871
Not subject to contracts with customers:
Dividend and interest income, net of broker-dealer related interest expense	17,465	16,833
Investment gains (losses)	31,059	(20,538)
Other revenues	556	441
	49,080	(3,264)
Total net revenues	$1,201,726	$1,080,607

4.    Long-term Incentive Compensation Plans

We maintain several unfunded, non-qualified long-term incentive compensation plans, under which we grant annual awards to employees, generally in the fourth quarter, and to members of the Board of Directors of the General Partner, who are not employed by our company or by any of our affiliates (“Eligible Directors”).

AB Holding Units are maintained in a consolidated rabbi trust either by purchasing AB Holding Units on the open market or by purchasing newly-issued AB Holding Units from AB Holding until delivering them or retiring them. In accordance with the Amended and Restated Agreement of Limited Partnership of AB (“AB Partnership Agreement”), when AB purchases newly-issued AB Holding Units from AB Holding, AB Holding is required to use the proceeds it receives from AB to purchase the equivalent number of newly-issued AB Units, thus increasing its percentage ownership interest in AB.

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AB Holding Units held in the consolidated rabbi trust are corporate assets in the name of the trust and are available to the general creditors of AB.

Repurchases of AB Holding Units for the three months ended March 31, 2026 and 2025 consisted of the following:

	Three Months Ended March 31,
	2026	2025
	(in millions)
Total amount of AB Holding Units Purchased/Retained (1)	0.2	0.8
Total Cash Paid for AB Holding Units Purchased/Retained (1)	$8.8	$30.5
Open Market Purchases of AB Holding Units Purchased (1)	0.1	0.7
Total Cash Paid for Open Market Purchases of AB Holding Units (1)	$4.7	$26.1
(1)    Purchased on a trade date basis. The difference between open-market purchases and units retained reflects the retention of AB Holding Units from employees to fulfill statutory tax withholding requirements at the time of delivery of long-term incentive compensation awards.

Purchases of AB Holding Units reflected on the condensed consolidated statements of cash flows are net of AB Holding Unit purchases by employees as part of a distribution reinvestment election.

Each quarter, we consider whether to implement a plan to repurchase AB Holding Units pursuant to Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended ("Exchange Act"). A plan of this type allows a company to repurchase its shares at times when it otherwise might be prevented from doing so because of self-imposed trading blackout periods or because it possesses material non-public information. Each broker we select has the authority under the terms and limitations specified in the plan to repurchase AB Holding Units on our behalf. Repurchases are subject to regulations promulgated by the SEC as well as certain price, market volume and timing constraints specified in the plan. The plan adopted during the first quarter of 2026 expired at the close of business on April 27, 2026. We may adopt additional plans in the future to engage in open-market purchases of AB Holding Units for anticipated obligations under our incentive compensation award program and for other corporate purposes.

During the first three months of 2026 and 2025, we awarded to employees and Eligible Directors 1.4 million and 1.0 million restricted AB Holding Unit awards, respectively. We use AB Holding Units repurchased during the applicable period and newly-issued AB Holding Units for these awards.

5.     Net Income per Unit

Net income per Unit is derived by reducing net income for the 1.0% general partnership interest and dividing the remaining 99.0% by the weighted average number of limited partnership units outstanding for each period. Diluted net income per Unit is equivalent to net income per Unit, as there are no outstanding instruments that have a dilutive effect.

	Three Months Ended March 31,
	2026	2025
	(in thousands, except per unit amounts)
Net income attributable to AB Unitholders	$295,485	$220,799

Weighted average limited partnership Units outstanding	293,729	292,187

Net income per AB Unit	$1.00	$0.75

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6. Cash Distributions

AB is required to distribute all of its Available Cash Flow, as defined in the AB Partnership Agreement, to its Unitholders and to the General Partner. Available Cash Flow can be summarized as the cash flow received by AB from operations minus such amounts as the General Partner determines, in its sole discretion, should be retained by AB for use in its business, or plus such amounts as the General Partner determines, in its sole discretion, should be released from previously retained cash flow.

Typically, Available Cash Flow has been the adjusted net income per Unit for the quarter multiplied by the number of general and limited partnership interests at the end of the quarter. Management anticipates that Available Cash Flow will continue to be based on adjusted net income per Unit. If management determines, with the concurrence of the Board of Directors, that certain adjustments to Available Cash Flow are necessary or unnecessary, such adjustments will be made in future periods.

On April 28, 2026, the General Partner declared a distribution of $0.90 per AB Unit, representing a distribution of Available Cash Flow for the three months ended March 31, 2026. The General Partner, as a result of its 1.0% general partnership interest, is entitled to receive 1.0% of each distribution. The distribution is payable on May 21, 2026 to holders of record on May 8, 2026.

7.     Cash and Securities Segregated Under Federal Regulations and Other Requirements

As of March 31, 2026 and December 31, 2025, $350.1 million and $498.6 million, respectively, of U.S. Treasury Bills were segregated in a special reserve bank custody account for the exclusive benefit of our brokerage customers under Rule 15c3-3 of the Exchange Act.

8.     Investments

Investments consist of:

	March 31, 2026	December 31, 2025
	(in thousands)
Equity securities:
Long-term incentive compensation-related	$31,676	$35,212
Seed capital	146,205	176,545
Other	138	143
Investments in limited partnership hedge funds:
Long-term incentive compensation-related	9,853	18,845
Seed capital	34,793	26,939
Equity method Investments:
Joint ventures	191,557	247,605
Other equity method investments	2,024	7,429
Time deposits	6,256	6,365
Other	10,941	11,930
Total investments	$433,443	$531,013

Total investments related to long-term incentive compensation obligations of $41.5 million and $54.1 million as of March 31, 2026 and December 31, 2025, respectively, consist of company-sponsored mutual funds and hedge funds. For long-term incentive compensation awards granted before 2009, we typically made investments in company-sponsored mutual funds and hedge funds that were notionally elected by plan participants and maintained them (and continue to maintain them) in a consolidated rabbi trust or separate custodial account. The rabbi trust and custodial account enable us to hold such investments separate from our other assets for the purpose of settling our obligations to participants. The investments held in the rabbi trust and custodial account remain available to the general creditors of AB.

The underlying investments of hedge funds in which we invest include long and short positions in equity securities, fixed income securities (including various agency and non-agency asset-based securities), currencies, commodities and

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derivatives (including various swaps and forward contracts). These investments are valued at quoted market prices or, where quoted market prices are not available, are fair valued based on the pricing policies and procedures of the underlying funds.

We allocate seed capital to our investment teams to help develop new products and services for our clients. A portion of our seed capital trading investments are equity and fixed income products, primarily in the form of separately-managed account portfolios, U.S. mutual funds, Luxembourg funds, Japanese investment trust management funds or Delaware business trusts. We also may allocate seed capital to investments in private equity funds and other private alternative investment vehicles. Regarding our seed capital investments, the amounts above reflect those funds in which we are not the primary beneficiary of a VIE or hold a controlling financial interest in a VOE. See Note 14, Consolidated Company-Sponsored Investment Funds, for a description of the seed capital investments that we consolidate. As of March 31, 2026 and December 31, 2025, our total seed capital investments were $340.1 million and $372.1 million, respectively. Seed capital investments in unconsolidated company-sponsored investment funds are valued using published net asset values or non-published net asset values if they are not listed on an active exchange but have net asset values that are comparable to funds with published net asset values and have no redemption restrictions.

Investment in the joint venture on the condensed consolidated statement of financial condition is accounted for under the equity method of accounting.

The portion of unrealized gains (losses) related to equity securities, as defined by ASC 321-10, held as of March 31, 2026 and 2025 were as follows:

	Three Months Ended March 31,
	2026	2025
	(in thousands)
Net (losses) gains recognized during the period	$(2,245)	$(87)
Less: net gains recognized during the period on equity securities sold during the period	4,332	4,570
Unrealized (losses) gains recognized during the period on equity securities held	$(6,577)	$(4,657)

9.     Derivative Instruments

See Note 14, Consolidated Company-Sponsored Investment Funds, for disclosure of derivative instruments held by our consolidated company-sponsored investment funds.

We enter various futures, forwards, options and swaps to economically hedge certain seed capital investments. Also, we have currency forwards that help us to economically hedge certain balance sheet exposures. We do not hold any derivatives designated in a formal hedge relationship under ASC 815-10, Derivatives and Hedging.

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The notional value and fair value as of March 31, 2026 and December 31, 2025 for derivative instruments (excluding derivative instruments relating to our options desk trading activities discussed below) not designated as hedging instruments were as follows:

		Fair Value
	Notional Value	Derivative Assets	Derivative Liabilities
	(in thousands)
March 31, 2026:
Exchange-traded futures	$184,317	$3,645	$97
Currency forwards	80,275	8,110	5,276
Interest rate swaps	5,735	140	10
Credit default swaps	331,244	683	5,009
Total return swaps	151,692	2,280	3,633
Option swaps	50,193	4,860	84
Total derivatives	$803,456	$19,718	$14,109

December 31, 2025:
Exchange-traded futures	$200,332	$832	$366
Currency forwards	88,910	5,073	6,102
Interest rate swaps	7,185	181	12
Credit default swaps	371,581	864	10,551
Total return swaps	157,940	1,140	419
Option swaps	50,196	4,895	165
Total derivatives	$876,144	$12,985	$17,615

As of March 31, 2026 and December 31, 2025, the derivative assets and liabilities are included in both receivables and payables to brokers and dealers on our condensed consolidated statements of financial condition.

The gains and losses for derivative instruments for the three months ended March 31, 2026 and 2025 recognized in investment gains (losses) in the condensed consolidated statements of income were as follows:

	Three Months Ended March 31,
	2026	2025
	(in thousands)
Exchange-traded futures	$2,154	$258
Currency forwards	1,841	(655)
Interest rate swaps	(560)	(352)
Credit default swaps	1,531	434
Total return swaps	(2,735)	(11,417)
Option swaps	1,571	(1,044)
Net gains on derivative instruments	$3,802	$(12,776)

We may be exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments. We minimize our counterparty exposure through a credit review and approval process. In addition, we have executed various collateral arrangements with counterparties to the over-the-counter derivative transactions that require both pledging and accepting collateral in the form of cash. As of March 31, 2026 and December 31, 2025, we held $6.8 million and $5.5 million, respectively, of cash collateral payable to trade counterparties. This obligation to return cash is reported in payables to brokers and dealers in our condensed consolidated statements of financial condition.

Although notional amount typically is utilized as the measure of volume in the derivatives market, it is not used as a measure of credit risk. Generally, the current credit exposure of our derivative contracts is limited to the net positive estimated fair value of derivative contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received. A derivative with positive value (a derivative asset) indicates existence of credit risk because the counterparty would owe us if the contract were closed. Alternatively, a derivative contract with negative value (a derivative liability) indicates we would owe money to the counterparty if the contract were closed. Generally, if

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there is more than one derivative transaction with a single counterparty, a master netting arrangement exists with respect to derivative transactions with that counterparty to provide for aggregate net settlement.

Our standardized contracts for over-the-counter derivative transactions, known as ISDA master agreements, provide for collateralization. As of March 31, 2026 and December 31, 2025, we delivered $13.0 million and $10.3 million, respectively, of cash collateral into brokerage accounts. We report this cash collateral in cash and cash equivalents in our condensed consolidated statement of financial condition.

10.     Offsetting Assets and Liabilities

See Note 14, Consolidated Company-Sponsored Investment Funds, for disclosure of offsetting assets and liabilities of our consolidated company-sponsored investment funds.

Offsetting of assets as of March 31, 2026 and December 31, 2025 was as follows:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments Collateral	Cash Collateral	Net Amount
	(in thousands)
March 31, 2026:
Securities borrowed	$1,311	$—	$1,311	$(1,311)	$—	$—
Derivatives	$19,718	$—	$19,718	$—	$(6,830)	$12,888
December 31, 2025:
Securities borrowed	$14,689	$—	$14,689	$(14,539)	$—	$150
Derivatives	$12,985	$—	$12,985	$—	$(5,547)	$7,438
Offsetting of liabilities as of March 31, 2026 and December 31, 2025 was as follows:

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Financial Instruments Collateral	Cash Collateral	Net Amount
	(in thousands)
March 31, 2026:
Securities loaned	$2,236	$—	$2,236	$—	$(2,209)	$27
Derivatives	$14,109	$—	$14,109	$—	$(13,033)	$1,076
December 31, 2025:
Securities loaned	$51,488	$—	$51,488	$—	$(50,170)	$1,318
Derivatives	$17,615	$—	$17,615	$—	$(10,293)	$7,322

Cash collateral, whether pledged or received on derivative instruments, is not considered material and, accordingly, is not disclosed by counterparty.
11.     Fair Value

See Note 14, Consolidated Company-Sponsored Investment Funds, for disclosure of fair value of our consolidated company-sponsored investment funds.

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Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. The three broad levels of fair value hierarchy are as follows:

•    Level 1 – Quoted prices in active markets are available for identical assets or liabilities as of the reported date.

•    Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

•    Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.
Assets and Liabilities Measured at Fair Value on a Recurring Basis

Valuation of our financial instruments by pricing observability levels as of March 31, 2026 and December 31, 2025 was as follows (in thousands):

	Level 1	Level 2	Level 3	NAV Expedient(1)	Total
March 31, 2026:
Money markets	$111,611	$—	$—	$—	$111,611
Securities segregated (U.S. Treasury Bills)	—	350,133	—	—	350,133
Derivatives	3,645	16,073	—	—	19,718
Equity securities	123,492	54,368	123	36	178,019
Other investments	8,047	—	—	—	8,047
Total assets measured at fair value	$246,795	$420,574	$123	$36	$667,528

Derivatives	$97	$14,012	$—	$—	$14,109
Contingent payment arrangements	—	—	8,647	—	8,647
Total liabilities measured at fair value	$97	$14,012	$8,647	$—	$22,756

December 31, 2025:
Money markets	$175,029	$—	$—	$—	$175,029
Securities segregated (U.S. Treasury Bills)	—	498,649	—	—	498,649
Derivatives	832	12,153	—	—	12,985
Equity securities	145,217	66,519	127	37	211,900
Other investments	9,003	—	—	—	9,003
Total assets measured at fair value	$330,081	$577,321	$127	$37	$907,566

Derivatives	$366	$17,249	$—	$—	$17,615
Contingent payment arrangements	—	—	8,605	—	8,605
Total liabilities measured at fair value	$366	$17,249	$8,605	$—	$26,220

(1) Investments measured at fair value using NAV (or its equivalent) as a practical expedient.

Other investments included in Level 1 of the fair value hierarchy include our investment in a mutual fund measured at fair value.
We provide below a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

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•    Money markets: We invest excess cash in various money market funds that are valued based on quoted prices in active markets; these are included in Level 1 of the valuation hierarchy.

•    Treasury Bills: We hold U.S. Treasury Bills, which are primarily segregated in a special reserve bank custody account as required by Rule 15c3-3 of the Exchange Act. These securities are valued based on quoted yields in secondary markets and are included in Level 2 of the valuation hierarchy.

•    Equity securities: Our equity securities consist principally of company-sponsored mutual funds with NAVs and various separately-managed portfolios consisting primarily of equity and fixed income mutual funds with quoted prices in active markets, which are included in Level 1 of the valuation hierarchy. In addition, some securities are valued based on observable inputs from recognized pricing vendors, which are included in Level 2 of the valuation hierarchy.

•    Derivatives: We hold exchange-traded futures with counterparties that are included in Level 1 of the valuation hierarchy. In addition, we also hold currency forward contracts, interest rate swaps, credit default swaps, option swaps and total return swaps with counterparties that are valued based on observable inputs from recognized pricing vendors, which are included in Level 2 of the valuation hierarchy.

•    Contingent payment arrangements: Contingent payment arrangements relate to contingent payment liabilities associated with various acquisitions. At each reporting date, we estimate the fair values of the contingent consideration expected to be paid based upon probability-weighted AUM and revenue projections, using unobservable market data inputs, which are included in Level 3 of the valuation hierarchy.
During the three months ended March 31, 2026 there were no transfers between Level 2 and Level 3 securities.
The change in carrying value associated with Level 3 financial instruments carried at fair value, classified as equity securities, is as follows:

	Three Months Ended March 31,
	2026	2025
	(in thousands)
Balance as of beginning of period	$127	$121
Unrealized (losses), net	(4)	(2)
Balance as of end of period	$123	$119

Realized and unrealized gains and losses on Level 3 financial instruments are recorded in investment gains and losses in the condensed consolidated statements of income.
Our acquisitions may include contingent consideration arrangements as part of the purchase price. The change in carrying value associated with Level 3 financial instruments carried at fair value, classified as contingent payment arrangements, is as follows:

	Three Months Ended March 31,
	2026	2025
	(in thousands)
Balance as of beginning of period	$8,605	$9,385
Accretion	42	64
Payments	—	(971)
Balance as of end of period	$8,647	$8,478

As of March 31, 2026, the expected revenue growth rates ranged from 2.0% to 8.0%, with a weighted average of 4.9%, calculated using cumulative revenues and range of revenue growth rates and a discount rate of 1.9%. As of March 31, 2025, the expected revenue growth rates ranged from 2.0% to 13.3%, with a weighted average of 6.8%, calculated using cumulative revenues and a range of revenue growth rates and a discount rate of 1.9%.

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Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

We did not have any material assets or liabilities that were measured at fair value for impairment on a nonrecurring basis during the three months ended March 31, 2026 or during the year ended December 31, 2025.

12.     Commitments and Contingencies

Legal Proceedings

For significant litigation matters, we assess the likelihood of a negative outcome. If a negative outcome is probable and the loss can be reasonably estimated, we record an estimated loss. If a negative outcome is reasonably possible and we can estimate the potential loss or range of loss, or if a negative outcome is probable and we can estimate the potential loss or range of loss beyond any amounts already accrued, we disclose this information. However, predicting outcomes or estimating losses is often challenging due to litigation uncertainties, especially in early stages or complex cases. In such instances, we disclose our inability to predict the outcome or estimate losses.

AB may face regulatory inquiries, administrative proceedings, and litigation, some alleging significant damages. While it is possible we could incur losses from these matters, we cannot currently estimate such losses or their range. Management, after consulting with legal counsel, believes that the outcome of any individual or combined matters will not materially affect our operations, financial condition, or liquidity. However, due to inherent uncertainties, future developments could potentially have a material adverse effect on our results, financial condition, or liquidity in future reporting periods.

Commitments

During the fourth quarter of 2024, we entered into a non-exclusive partnership with Reinsurance Group of America, Incorporated (“RGA”) under which we committed to invest $100.0 million in a reinsurance sidecar vehicle sponsored by RGA and focused on the U.S. asset-intensive reinsurance market. AB will manage private alternative assets for RGA’s general account as part of a separate transaction. As of March 31, 2026, we have funded $0.1 million of this commitment.
During the third quarter of 2025, we entered into a non-exclusive partnership with Carlyle Investment Management L.L.C. (the "Asset Management Sponsor") and Fortitude International Ltd. (the "Insurance Sponsor/and or their respective affiliates"), and together (the "Sponsors") under which we committed to invest $100.0 million in a reinsurance sidecar vehicle Carlyle FCA Re, L.P. (the "FCA Re Sidecar'"). The FCA Re Sidecar is focused on reinsuring life and annuity liabilities in Asia. AB will manage private alternative assets for the Insurance Sponsor as part of a separate transaction. As of March 31, 2026, we have not funded any of this commitment.

13.     Leases

We lease office space, furniture and office equipment under various operating and financing leases. Our current leases have remaining lease terms of one year to 20 years, some of which include options to extend the leases for up to five years, and some of which include options to terminate the leases within one year.
Leases included in the condensed consolidated statement of financial condition as of March 31, 2026 and December 31, 2025 were as follows:

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	Classification	March 31, 2026	December 31, 2025
		(in thousands)
Operating Leases
Operating lease right-of-use assets	Right-of-use assets	$458,452	$448,177
Operating lease liabilities	Lease liabilities	521,373	511,308

Finance Leases
Property and equipment, gross	Right-of-use assets	19,979	21,070
Amortization of right-of-use assets	Right-of-use assets	(12,703)	(14,259)
Property and equipment, net		7,276	6,811
Finance lease liabilities	Lease liabilities	7,294	7,270
The components of lease expense included in the condensed consolidated statement of income as of March 31, 2026 and March 31, 2025 were as follows:

		Three Months Ended March 31,
	Classification	2026	2025
		(in thousands)
Operating lease cost	General and administrative	$17,080	$16,012
Financing lease cost:
Amortization of right-of-use assets	General and administrative	1,209	1,139
Interest on lease liabilities	Interest expense	87	69
Total finance lease cost		1,296	1,208
Variable lease cost (1)	General and administrative	3,788	3,286
Sublease income	General and administrative	(1,096)	(527)
Net lease cost		$21,068	$19,979
(1) Variable lease expense includes operating expenses, real estate taxes and employee parking.
The sub-lease income represents all revenues received from sub-tenants. It is primarily fixed base rental payments combined with variable reimbursements such as operating expenses, real estate taxes and employee parking. The vast majority of sub-tenant income is derived from our New York metro sub-tenant agreements. Sub-tenant income related to base rent is recorded on a straight-line basis.
Maturities of lease liabilities were as follows:

	Operating Leases	Financing Leases	Total
Year ending December 31,	(in thousands)
2026 (excluding the three months ended March 31, 2026)	$44,802	$2,962	$47,764
2027	65,543	2,685	68,228
2028	59,966	1,365	61,331
2029	56,839	495	57,334
2030	55,736	211	55,947
Thereafter	440,663	—	440,663
Total lease payments	723,549	7,718	731,267
Less interest	(202,176)	(424)
Present value of lease liabilities	$521,373	$7,294

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Lease term and discount rate:
Weighted average remaining lease term (years):
Operating leases	13.20
Finance leases	2.31
Weighted average discount rate:
Operating leases	4.64%
Finance leases	4.70%
Supplemental non-cash activity related to leases was as follows:

	Three Months Ended March 31,
	2026	2025
	(in thousands)
Right-of-use assets obtained in exchange for lease obligations(1):
Operating leases	—	77
Finance leases	623	—
(1) Represents non-cash activity and, accordingly, is not reflected in the condensed consolidated statement of cash flows.
14. Consolidated Company-Sponsored Investment Funds

We regularly provide seed capital to new company-sponsored investment funds. As such, we may consolidate or de-consolidate a variety of company-sponsored investment funds each quarter. Due to the similarity of risks related to our involvement with each company-sponsored investment fund, disclosures required under the VIE model are aggregated, such as disclosures regarding the carrying amount and classification of assets.
We are not required to provide financial support to company-sponsored investment funds, and only the assets of such funds are available to settle each fund's own liabilities. Our exposure to loss regarding consolidated company-sponsored investment funds is limited to our investment in, and our management fee earned from, such funds. Equity and debt holders of such funds have no recourse to AB’s assets or to the general credit of AB.
The balances of consolidated VIEs and VOEs included in our condensed consolidated statements of financial condition were as follows:

	March 31, 2026			December 31, 2025
	(in thousands)
	VIEs	VOEs	Total	VIEs	VOEs	Total
Cash and cash equivalents	$20,007	$262	$20,269	$17,617	$109	$17,726
Investments	373,576	25,949	399,525	304,035	26,499	330,534
Other assets	28,374	300	28,674	24,778	342	25,120
Total assets	$421,957	$26,511	$448,468	$346,430	$26,950	$373,380

Liabilities	$33,369	$80	$33,449	$25,132	$149	$25,281
Redeemable non-controlling interest	245,937	9,714	255,651	169,091	9,876	178,967
Partners' capital attributable to AB Unitholders	142,651	16,717	159,368	152,207	16,925	169,132
Total liabilities, redeemable non-controlling interest and partners' capital	$421,957	$26,511	$448,468	$346,430	$26,950	$373,380
During the three-month period ended March 31, 2026, we deconsolidated one fund in which we had a seed investment of approximately $4.5 million as of December 31, 2025, due to no longer having a controlling financial interest.

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Changes in the redeemable non-controlling interest balance during the three-month period ended March 31, 2026 are as follows (in thousands):

Redeemable non-controlling interest as of December 31, 2025	$178,967
Deconsolidated funds	(1,729)
Changes in third-party seed investments in consolidated funds	78,413
Redeemable non-controlling interest as of March 31, 2026	$255,651

Fair Value
Cash and cash equivalents include cash on hand, demand deposits, overnight commercial paper and highly liquid investments with original maturities of three months or less. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value.

Valuation of consolidated company-sponsored investment funds' financial instruments by pricing observability levels as of March 31, 2026 and December 31, 2025 was as follows (in thousands):

	Level 1	Level 2	Total
March 31, 2026:
Investments - VIEs	$29,262	$344,314	$373,576
Investments - VOEs	265	25,684	25,949
Derivatives - VIEs	348	21,263	21,611
Total assets measured at fair value	$29,875	$391,261	$421,136

Derivatives - VIEs	$326	$24,733	$25,059
Total liabilities measured at fair value	$326	$24,733	$25,059

December 31, 2025:
Investments - VIEs	$22,477	$271,558	$294,035
Investments - VOEs	225	26,274	26,499
Derivatives - VIEs	70	20,007	20,077
Total assets measured at fair value	$22,772	$317,839	$340,611

Derivatives - VIEs	$112	$19,972	$20,084
Total liabilities measured at fair value	$112	$19,972	$20,084

See Note 11 for a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

There were no Level 3 financial instruments carried at fair value within the consolidated company-sponsored investment funds during the three months ended March 31, 2026 and 2025, respectively.
Derivative Instruments
As of March 31, 2026 and December 31, 2025, the VIEs held $3.4 million and zero net liabilities, respectively, of futures, forwards and swaps within their portfolios. For the three months ended March 31, 2026 and March 31, 2025, we recognized $4.6 million and $0.1 million of losses, respectively, on these derivatives. These gains and losses are recognized in investment gains (losses) in the condensed consolidated statements of income.
As of March 31, 2026 and December 31, 2025, the VIEs held $0.1 million and zero, respectively, of cash collateral payable to trade counterparties. This obligation to return cash is reported in the liabilities of consolidated company-sponsored investment funds in our condensed consolidated statements of financial condition.

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As of March 31, 2026 and December 31, 2025, the VIEs delivered $3.6 million and $0.5 million, respectively, of cash collateral into brokerage accounts. The VIEs report this cash collateral in the consolidated company-sponsored investment funds cash and cash equivalents in our condensed consolidated statements of financial condition.
As of March 31, 2026 and December 31, 2025, the VOEs held zero futures, forwards, options or swaps within their portfolios. For the three months ended March 31, 2026 and March 31, 2025, we recognized no gains or losses on these derivatives. These gains and losses are recognized in investment gains (losses) in the condensed statements of income.
As of March 31, 2026 and December 31, 2025, the VOEs held no cash collateral payable to trade counterparties.
As of March 31, 2026 and December 31, 2025, the VOEs delivered no cash collateral in brokerage accounts.
Offsetting Assets and Liabilities
Offsetting of derivative assets of consolidated company-sponsored investment funds as of March 31, 2026 and December 31, 2025 was as follows:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments Collateral	Cash Collateral Received	Net Amount
	(in thousands)
March 31, 2026:
Derivatives - VIEs	$21,611	$—	$21,611	$—	$(100)	$21,511
December 31, 2025:
Derivatives - VIEs	$20,077	$—	$20,077	$—	$—	$20,077

Offsetting of derivative liabilities of consolidated company-sponsored investment funds as of March 31, 2026 and December 31, 2025 was as follows:

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Financial Instruments Collateral	Cash Collateral Pledged	Net Amount
	(in thousands)
March 31, 2026:
Derivatives - VIEs	$25,059	$—	$25,059	$—	$(3,609)	$21,450
December 31, 2025:
Derivatives - VIEs	$20,084	$—	$20,084	$—	$(492)	$19,592

Cash collateral, whether pledged or received on derivative instruments, is not considered material and, accordingly, is not disclosed by counterparty.
Non-Consolidated VIEs
As of March 31, 2026, the net assets of company-sponsored investment products that are non-consolidated VIEs are approximately $50.8 billion; our maximum risk of loss is our investment of $46.1 million and our advisory fee receivables from these VIEs is $86.4 million. As of December 31, 2025, the net assets of company-sponsored investment products that are non-consolidated VIEs are approximately $51.3 billion; our maximum risk of loss is our investment of $40.4 million and our advisory fees receivable from these VIEs are $105.1 million.

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15.     Units Outstanding

Changes in AB Units outstanding during the three-month period ended March 31, 2026 were as follows:

Outstanding as of December 31, 2025	293,508,421
Units issued	1,246,679
Units retired (1)	(128,693)
Outstanding as of March 31, 2026	294,626,407
(1) During the three months ended March 31, 2026, we purchased 1,500 AB Units in private transactions and retired them.

16.     Debt

Credit Facility
AB has an $800.0 million committed, unsecured senior revolving credit facility (the "Credit Facility") with a group of commercial banks and other lenders. The Credit Facility has a maturity date to August 5, 2030. The Credit Facility provides for possible increases in the principal amount by up to an aggregate incremental amount of $200.0 million; any such increase is subject to the consent of the affected lenders. The Credit Facility is available for AB business purposes, including the support of AB’s commercial paper program. Management may draw on the Credit Facility from time to time.

The Credit Facility contains affirmative, negative and financial covenants, which are customary for facilities of this type, including restrictions on dispositions of assets, restrictions on liens, a minimum interest coverage ratio and a maximum leverage ratio. As of March 31, 2026, we were in compliance with these covenants. The Credit Facility also includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans may be accelerated and/or lender’s commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency-related or bankruptcy-related events of default, all amounts payable under the Credit Facility would automatically become immediately due and payable, and the lender’s commitments automatically would terminate.

Amounts under the Credit Facility may be borrowed, repaid and re-borrowed by us from time to time until the maturity of the facility. Voluntary prepayments and commitment reductions requested by us are permitted at any time without a fee (other than customary breakage costs relating to the prepayment of any drawn loans) upon proper notice and subject to a minimum dollar requirement. Borrowings under the Credit Facility bear interest at a rate per annum, which will be, at our option, a rate equal to an applicable margin, which is subject to adjustment based on the credit ratings of AB, plus one of the following indices: a term Secured Overnight Financial Rate; a Prime rate; or the Federal Funds rate.

As of March 31, 2026 and December 31, 2025, we had no amounts outstanding under the Credit Facility. Furthermore, during the first three months of 2026 and the full year 2025, we did not draw upon the Credit Facility.

EQH Facility
AB also has a $900.0 million committed, unsecured senior credit facility (“EQH Facility”) with EQH. The EQH Facility matures on August 31, 2029 and is available for AB's general business purposes. Borrowings under the EQH Facility generally bear interest at a rate per annum based on prevailing overnight commercial paper rates.

The EQH Facility contains affirmative, negative and financial covenants which are substantially similar to those in AB’s committed bank facilities. As of March 31, 2026, we were in compliance with these covenants. The EQH Facility also includes customary events of default substantially similar to those in AB’s committed bank facilities, including provisions under which, upon the occurrence of an event of default, all outstanding loans may be accelerated and/or the lender’s commitment may be terminated.

Amounts under the EQH Facility may be borrowed, repaid and re-borrowed by us from time to time until the maturity of the facility. AB or EQH may reduce or terminate the commitment at any time without penalty upon proper notice. EQH also may terminate the facility immediately upon a change of control of our general partner.

As of March 31, 2026 and December 31, 2025, AB had $705.0 million and $810.0 million outstanding under the EQH Facility, with interest rates of approximately 3.6% and 3.7%, respectively. Average daily borrowings on the EQH Facility

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for the first three months of 2026 and the full year 2025 were $521.1 million and $392.2 million, respectively, with weighted average interest rates of approximately 3.6% and 4.2%, respectively.

EQH Uncommitted Facility
In addition to the EQH Facility, AB has a $300.0 million uncommitted, unsecured senior credit facility (“EQH Uncommitted Facility”) with EQH. The EQH Uncommitted Facility matures on August 31, 2029 and is available for AB's general business purposes. Borrowings under the EQH Uncommitted Facility generally bear interest at a rate per annum based on prevailing overnight commercial paper rates. The EQH Uncommitted Facility contains affirmative, negative and financial covenants which are substantially similar to those in the EQH Facility. As of March 31, 2026, we were in compliance with these covenants. As of March 31, 2026 and December 31, 2025 we had no amounts outstanding on the EQH Uncommitted Facility. During the first three months of 2026 and full year 2025, we did not draw upon the EQH Uncommitted Facility.

Commercial Paper
As of both March 31, 2026 and December 31, 2025 we had no commercial paper outstanding. The commercial paper is short term in nature, and as such, recorded value is estimated to approximate fair value (and considered a Level 2 security in the fair value hierarchy). Average daily borrowings of commercial paper during the first three months of 2026 and full year 2025 were $187.0 million and $199.5 million, respectively, with weighted average interest rates of approximately 3.8% and 4.4%, respectively.

SCB Lines of Credit
SCB LLC had three uncommitted lines of credit with with three financial institutions, two of these lines of credit allowed SCB LLC to borrow up to an aggregate of $150 milion. One of these lines of credit was terminated March 20, 2026. As of March 31, 2026 SCB LLC has two uncommitted lines of credit with two financial institutions. One of these lines of credit permits SCB LLC to borrow up to an aggregate of approximately $100.0 million, with AB named as an additional borrower, while the other line has no stated limit. AB has agreed to guarantee the obligations of SCB LLC under these lines of credit. As of March 31, 2026 and December 31, 2025, SCB LLC had no outstanding balance on these lines of credit. Furthermore, during the first three months of 2026 SCB LLC did not draw upon these lines of credit. Average daily borrowings on these lines of credit during the full year 2025 were $0.5 million with a weighted average interest rate of approximately 7.3%.

17. Business Segment Information

Management has assessed the requirements of ASC 280, Segment Reporting, and determined that, because we utilize a consolidated approach to assess performance and allocate resources, we have only one operating segment. We provide diversified investment management, research and related services globally to a broad range of clients through our three distribution channels: Institutions, Retail and Private Wealth Management.

The Chief Operating Decision Maker ("CODM") is the Chief Executive Officer of AB. The CODM evaluates the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources. Significant segment expenses are part of the CODM review and are critically important to understand the level of profitability and overall performance of the company. This assessment will determine the way in which the CODM allocates resources to our respective business operations.

Measurement of Segment Profit or Loss and How the CODM Uses the Reported Measure

The CODM regularly receives financial information and management reports that are prepared on a consolidated basis. When assessing profitability, allocating resources and evaluating the underlying performance of our business, the CODM uses condensed consolidated net income as reported on the condensed consolidated statements of income. In applying the requirements under ASC 280, the company has identified significant segment expenses and other segment items related to our one operating segment. The significant expenses considered by the CODM in evaluating the performance of our business are consistent with the financial information included on the company's condensed consolidated statements of income. The measurement of assets as evaluated by the CODM is reported as "Total assets" on the condensed consolidated statements of financial condition. As an additional measure of segment profit or loss, the CODM considers certain adjustments to condensed consolidated net income. While management uses these additional adjusted metrics in assessing and allocating resources to the business, management recognizes that US GAAP principles are the basis of our performance.

Enterprise-wide disclosures as of and for the three months ended March 31, 2026 and 2025 were as follows:

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Services
Net revenues derived from our investment management, research and related services for the three months ended March 31, 2026 and 2025 were as follows:

	Three Months Ended March 31,
	2026	2025
	(in thousands)
Institutions(1)	$214,593	$172,005
Retail(1)	613,866	599,972
Private Wealth Management(1)	313,761	298,797
Other	72,511	27,350
Total revenues	1,214,731	1,098,124
Less: Broker-dealer related Interest expense	13,005	17,517
Net revenues	$1,201,726	$1,080,607
(1) Institutions, Retail and Private Wealth management revenues by channel include investment advisory base fees, performance-based fees, distribution revenues and shareholder servicing fees by channel.

Our AllianceBernstein U.S. Growth Stock, an open-end fund incorporated in Japan, generated approximately 11% and 12% of our net revenues for the three months ended March 31, 2026 and 2025, respectively.

Geographic Information
Net revenues related to our U.S. and international operations, for the three months ended March 31, 2026 and 2025, were as follows:

	Three Months Ended March 31,
	2026	2025
	(in thousands)
Net revenues:
United States	$708,132	$628,369
International:
Luxembourg	265,179	264,193
Japan	135,704	139,829
Other International	92,711	48,216
Total International	493,594	452,238
Total	$1,201,726	$1,080,607
Long-lived assets related to our U.S. and international operations, as of March 31, 2026 and December 31, 2025, were as follows:

	March 31, 2026	December 31, 2025
	(in thousands)
Long-lived assets:
United States	$4,106,613	$4,184,662
International	48,482	55,929
Total	$4,155,095	$4,240,591

Major Customers

No single customer or individual client accounted for more than 10% of our total revenues for the three months ended March 31, 2026 and 2025.

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18. Divestitures

On April 1, 2024 (the "Initial Close") AB and Societe Generale ("SocGen") formed a global joint venture with two joint venture holding companies, one outside of North America ( the "ROW JV") and one within North America ("NA JV", and together the "JVs"). As of December 31, 2025, AB owned a 66.7% majority interest in the NA JV while SocGen owned a 51% majority interest in the ROW JV.

As a result of the greater value of the business AB contributed to the JVs at the Initial Close, SocGen paid AB $304.0 million in cash to equalize the value of the contributions by AB and SocGen to the JVs. The cash payment of $304.0 million included $102.6 million of prepaid consideration for an option, exercisable by AB during the following five years from the Initial Close, that would result in SocGen having a 51% ownership of the NA JV (the "AB option").

On January 1, 2026 AB entered into an Amended and Restated Shareholder agreement with SocGen, (the "Amendment Agreement") and exercised the AB option to deliver a 17.7% interest in the NA JV to SocGen resulting in AB owning a 49% interest in the NA JV and SocGen having a majority interest of 51% in the NA JV. The prepaid consideration received was in excess of the carrying value of the 17.7% equity in the NA JV resulting in a gain of $48.4 million recognized in the first quarter of 2026.
Subsequent to the Amendment Agreement, on January 1, 2026, AB entered into a Contribution Agreement (the "Contribution Agreement") with SocGen. Prior to the Contribution Agreement, SocGen and AB had a 51% and 49% interest in both JVs, respectively. Under the Contribution Agreement, AB contributed its 49% interest in NA JV, and SocGen contributed its 51% interest in NA JV, for an equal interest in newly issued shares of ROW JV resulting in a single JV comprised of the operations and interest of both JVs (the "AB/SG JV"). AB maintains its additional option to sell its ownership interests in the AB/SG JV to SocGen after five years from the Initial Close, at the fair market value of AB’s interests in the AB/SG JV, subject to regulatory approval.

Item 2.     Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview
Our total assets under management (“AUM”) as of March 31, 2026 were $838.6 billion, down $28.3 billion, or 3.3%, compared to December 31, 2025, and up $54.1 billion, or 6.9%, compared to March 31, 2025. During the first quarter of 2026 AUM decreased due to market depreciation of $21.2 billion and net outflows of $7.1 billion (Retail net outflows of $5.8 billion and Institutional net outflows of $1.9 billion, offset by Private Wealth net inflows of $0.6 billion).

Institutional AUM decreased $6.5 billion, or 1.8%, to $347.7 billion during the first quarter of 2026, primarily due to market depreciation of $5.0 billion and net outflows of $1.9 billion. Gross sales increased sequentially from $4.5 billion during the fourth quarter of 2025 to $5.6 billion during the first quarter of 2026. Redemptions and terminations decreased sequentially from $3.6 billion to $3.2 billion.

Retail AUM decreased $20.9 billion, or 5.9%, to $335.5 billion during the first quarter of 2026, primarily due to market depreciation of $14.7 billion and net outflows of $5.8 billion. Gross sales increased sequentially from $22.5 billion during the fourth quarter of 2025 to $23.1 billion during the first quarter of 2026. Redemptions and terminations increased sequentially from $23.0 billion to $26.3 billion.

Private Wealth AUM decreased $0.9 billion, or 0.6%, to $155.4 billion during the first quarter of 2026, due to market depreciation of $1.5 billion, offset by net inflows of $0.6 billion. Gross sales increased sequentially from $6.7 billion during the fourth quarter of 2025 to $6.9 billion during the first quarter of 2026. Redemptions and terminations increased sequentially from $6.0 billion to $6.3 billion.

Net revenues of $1.2 billion for the first quarter of 2026 increased $121.1 million, or 11.2%, compared to the first quarter of 2025. The increase was primarily due to investment gains compared to losses in the corresponding 2025 period primarily resulting from a gain of $48.4 million related to the exercise of the AB Option as discussed below, higher investment advisory base fees of $31.3 million, higher performance-based fees of $28.8 million and higher other revenues of $5.0 million.

Operating expenses for the first quarter of 2026 increased $30.7 million, or 3.6%, to $874.9 million from $844.2 million in the first quarter of 2025. The increase is primarily due to higher employee compensation and benefits expense of $47.0 million, partially offset by lower general and administrative expense of $17.5 million.

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Operating income increased $90.4 million, or 38.3%, to $326.8 million from $236.4 million in the first quarter of 2025 and our operating margin increased to 26.1% in the first quarter of 2026 from 21.8% in the first quarter of 2025.

Market Environment

U.S. Equities
U.S. equity markets were volatile in the first quarter of 2026, as the S&P 500 Index declined 4.3%, while small‑cap stocks proved more resilient as the Russell 2000 returned 0.9%. The quarter began constructively, but sentiment reversed as concerns intensified around private credit, AI‑related concerns, and escalating geopolitical tensions. Disruptions to oil flows through the Strait of Hormuz drove energy prices sharply higher, increasing uncertainty around inflation and the global growth outlook. These developments triggered a pronounced rotation, with value outperforming growth as sector leadership shifted meaningfully. Energy was the standout performer for the quarter, while materials and utilities also outperformed. In contrast, financials were pressured by heightened concerns over potential credit stress, and information technology declined as software stocks sold off. The evolving AI narrative further widened performance dispersion within technology, as investors differentiated between perceived long‑term beneficiaries and companies facing competitive disruption. Softer labor market data, combined with higher energy prices, weighed on the consumer discretionary sector.

Global and Non-U.S. Equities
International equities reversed earlier quarterly gains and prior outperformance versus the U.S., while the MSCI World ex‑USA Index declined 0.8% (gross, USD terms) in the first quarter of 2026. Performance weakened sharply in March following the outbreak of hostilities in the Middle East, as higher oil prices and supply disruptions weighed on global growth expectations. Eurozone equities declined amid renewed inflation concerns and policy uncertainty. Interest rates were held steady at the March meeting, though the European Central Bank President indicated that rates could be raised if higher energy prices threatened to reaccelerate inflation. U.K. equities delivered positive returns, with the MSCI U.K. Index advancing 2.0% (gross, USD terms). Gains were supported by the market’s relatively high exposure to energy stocks and a weaker pound, which benefited export‑oriented large‑cap companies. Japanese equities also posted modest gains, led by a strong rally in February following a decisive LDP victory in the House of Representatives election, which bolstered expectations for political stability and pro‑growth policy continuity. Emerging market equities were slightly negative in the first quarter of 2026 but outperformed developed peers. Performance was supported by technology‑heavy markets such as Korea and Taiwan, alongside strength in several Latin American countries. India underperformed amid a weaker rupee and rising energy costs, while Chinese equities declined as slow domestic growth and softer export demand continued to weigh on sentiment.

Global Bonds
Global government bond markets posted negative returns in the first quarter of 2026, as heightened geopolitical tensions, rising energy prices, and shifting policy expectations pushed yields higher across most developed markets. The Bloomberg Global Aggregate Bond Index declined 1.1% (total return, unhedged USD) during the quarter. While performance diverged by region, U.S. Treasuries proved more resilient than other major markets, where yields rose more sharply amid renewed inflation concerns. U.S. monetary policy remained on hold, with the Federal Reserve maintaining its policy rate at 3.5%–3.75%. Escalating geopolitical developments disrupted energy markets late in the quarter, driving oil prices higher and prompting a reassessment of inflation risks that contributed to a broad sell‑off in government bonds during March. Credit markets were mixed, with investment‑grade and high‑yield corporates posting modest declines overall. U.S. corporate bonds outperformed eurozone peers, while securitized assets were relatively resilient, supported by carry and higher‑quality structures.

Relationship with EQH and its Subsidiaries

Permanent Capital Deployment
EQH (our parent company) and its subsidiaries are our largest client. EQH is collaborating with AB in order to improve the risk-adjusted yield for the General Accounts of EQH's insurance subsidiaries by investing additional assets at AB, including the utilization of AB's higher-fee, longer-duration alternative offerings. In mid-2021, Equitable Financial Life Insurance Company, a subsidiary of EQH ("Equitable Financial"), agreed to provide an initial $10 billion in permanent capital to build out AB's private illiquid offerings, including private alternatives and private placements. Deployment of the initial $10 billion in permanent capital is now complete. During the second quarter of 2023, EQH committed to provide an additional $10 billion in permanent capital, deployment of which is now also complete. We expect this capital from EQH's insurance subsidiaries will continue to accelerate both organic and inorganic growth in our private alternatives business, allowing us to continue to deliver for our clients, employees, unitholders and other stakeholders.

Permanent capital means investment capital of indefinite duration, for which commitments may be withdrawn under certain conditions. Such conditions primarily include potential regulatory restrictions, lacking sufficient liquidity to fund the capital commitments to AB and AB's inability to identify attractive investment opportunities which align with the investment strategy. Although EQH’s insurance subsidiaries have indicated their intention over time to provide this investment capital to AB, they

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have no binding commitment to do so. While the withdrawal of their commitment could potentially slow down our introduction of certain products, the impact to our overall operations would not be material.

Equitable and Corebridge Merger
On March 26, 2026, Equitable Holdings, Inc. and Corebridge Financial, Inc. entered into a Merger Agreement to combine their businesses. Through a series of transactions, both Equitable and Corebridge will continue to operate as direct, wholly-owned subsidiaries of a newly formed parent holding company ("HoldCo"). Upon closing, HoldCo will become the ultimate parent entity, to be renamed "Equitable Holdings, Inc.," and its common stock will trade on the NYSE. Upon completion of the transaction, Corebridge stockholders are expected to own approximately 51% of HoldCo, with Equitable stockholders owning approximately 49%, and the 14-member board of directors of HoldCo will include seven directors designated by Corebridge and seven directors designated by Equitable Holdings. No changes to AB’s Executive leadership, senior management, operating model, or ownership structure are anticipated as a result of this transaction.

The completion of the merger remains subject to customary closing conditions, including the receipt of required regulatory approvals and approval of shareholders of both Corebridge and EQH.

Additionally, as part of this strategic merger, AB is expected to benefit from a substantial increase in assets under management over time, with an estimated $100 billion in assets anticipated to be transferred to AB. Notably, AB will have the opportunity to manage a larger pool of general account insurance assets and to collaborate closely on Retirement solutions, particularly leveraging AB’s industry-leading Lifetime Income platform.

Joint Venture with Societe Generale

On April 1, 2024 (the "Initial Close") AB and Societe Generale ("SocGen") formed a global joint venture with two joint venture holding companies, one outside of North America ( the "ROW JV") and one within North America ("NA JV", and together the "JVs"). As of December 31, 2025, AB owned a 66.7% majority interest in the NA JV while SocGen owned a 51% majority interest in the ROW JV.

As a result of the greater value of the business AB contributed to the JVs at the Initial Close, SocGen paid AB $304.0 million in cash to equalize the value of the contributions by AB and SocGen to the JVs. The cash payment of $304.0 million included $102.6 million of prepaid consideration for an option, exercisable by AB during the following five years from the Initial Close, that would result in SocGen having a 51% ownership of the NA JV (the "AB option").

On January 1, 2026 AB entered into an Amended and Restated Shareholder agreement with SocGen, (the "Amendment Agreement") and exercised the AB option to deliver a 17.7% interest in the NA JV to SocGen resulting in AB owning a 49% interest in the NA JV and SocGen having a majority interest of 51% in the NA JV. The prepaid consideration received was in excess of the carrying value of the 17.7% equity in the NA JV resulting in a gain of $48.4 million recognized in the first quarter of 2026.
Subsequent to the Amendment Agreement, on January 1, 2026, AB entered into a Contribution Agreement (the "Contribution Agreement") with SocGen. Prior to the Contribution Agreement, SocGen and AB had a 51% and 49% interest in both JVs, respectively. Under the Contribution Agreement, AB contributed its 49% interest in NA JV, and SocGen contributed its 51% interest in NA JV, for an equal interest in newly issued shares of ROW JV resulting in a single JV comprised of the operations and interest of both JVs (the "AB/SG JV"). AB maintains its additional option to sell its ownership interests in the AB/SG JV to SocGen after five years from the Initial Close, at the fair market value of AB’s interests in the AB/SG JV, subject to regulatory approval.

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Assets Under Management

Assets under management by distribution channel are as follows:

	As of March 31,
	2026	2025	$ Change	% Change
	(in billions)

Institutions	$347.7	$324.1	$23.6	7.3%
Retail	335.5	324.1	11.4	3.5
Private Wealth	155.4	136.3	19.1	14.0
Total	$838.6	$784.5	$54.1	6.9%

Assets under management by investment service are as follows:

	As of March 31,
	2026	2025	$ Change	% Change
	(in billions)
Equity
Actively Managed	$252.5	$249.0	$3.5	1.4%
Passively Managed(1)	74.7	65.8	8.9	13.6
Total Equity	327.2	314.8	12.4	4.0

Fixed Income
Actively Managed
Taxable	209.7	211.6	(1.9)	(0.9)
Tax–exempt	93.9	78.4	15.5	19.9
	303.6	290.0	13.6	4.7
Passively Managed(1)	9.4	10.1	(0.7)	(7.7)
Total Fixed Income	313.0	300.1	12.9	4.3

Alternatives/Multi-Asset Solutions(2)
Actively Managed	183.9	158.5	25.4	16.1
Passively Managed(1)	14.5	11.1	3.4	30.3
Total Alternatives/Multi-Asset Solutions	198.4	169.6	28.8	17.0
Total	$838.6	$784.5	$54.1	6.9%

(1)Includes index and enhanced index services.
(2)Includes certain multi-asset solutions and services not included in equity or fixed income services.

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Changes in assets under management for the three-month and twelve-month periods ended March 31, 2026 are as follows:

	Distribution Channel
	Institutions	Retail	Private Wealth	Total
	(in billions)
Balance as of December 31, 2025	$354.2	$356.4	$156.3	$866.9
Long-term flows:
Sales/new accounts	5.6	23.1	6.9	35.6
Redemptions/terminations	(3.2)	(26.3)	(6.3)	(35.8)
Cash flow/unreinvested dividends	(4.3)	(2.6)	—	(6.9)
Net long-term (outflows) inflows	(1.9)	(5.8)	0.6	(7.1)
Transfers	0.4	(0.4)	—	—
Market (depreciation)	(5.0)	(14.7)	(1.5)	(21.2)
Net change	(6.5)	(20.9)	(0.9)	(28.3)
Balance as of March 31, 2026	$347.7	$335.5	$155.4	$838.6

Balance as of March 31, 2025	$324.1	$324.1	$136.3	$784.5
Long-term flows:
Sales/new accounts	27.7	87.7	24.2	139.6
Redemptions/terminations	(13.3)	(91.6)	(22.0)	(126.9)
Cash flow/unreinvested dividends	(21.6)	(11.9)	—	(33.5)
Net long-term (outflows) inflows	(7.2)	(15.8)	2.2	(20.8)
Transfers	0.5	(0.5)	—	—
Market appreciation	30.3	27.7	16.9	74.9
Net change	23.6	11.4	19.1	54.1
Balance as of March 31, 2026	$347.7	$335.5	$155.4	$838.6

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	Investment Service
	Equity Actively Managed	Equity Passively Managed(1)	Fixed Income Actively Managed - Taxable	Fixed Income Actively Managed - Tax- Exempt	Fixed Income Passively Managed(1)	Alternatives/ Multi-Asset Solutions(2)	Total
	(in billions)
Balance as of December 31, 2025	$278.0	$78.3	$213.1	$90.8	$9.7	$197.0	$866.9
Long-term flows:
Sales/new accounts	11.9	0.5	10.4	7.1	—	5.7	35.6
Redemptions/terminations	(17.6)	(0.6)	(11.9)	(3.7)	(0.1)	(1.9)	(35.8)
Cash flow/unreinvested dividends	(5.2)	(0.8)	(0.2)	(0.1)	(0.2)	(0.4)	(6.9)
Net long-term (outflows) inflows	(10.9)	(0.9)	(1.7)	3.3	(0.3)	3.4	(7.1)
Market (depreciation)	(14.6)	(2.7)	(1.7)	(0.2)	—	(2.0)	(21.2)
Net change	(25.5)	(3.6)	(3.4)	3.1	(0.3)	1.4	(28.3)
Balance as of March 31, 2026	$252.5	$74.7	$209.7	$93.9	$9.4	$198.4	$838.6

Balance as of March 31, 2025	$249.0	$65.8	$211.6	$78.4	$10.1	$169.6	$784.5
Long-term flows:
Sales/new accounts	42.9	4.5	43.9	27.8	0.2	20.3	139.6
Redemptions/terminations	(59.4)	(3.4)	(41.6)	(15.6)	(0.7)	(6.2)	(126.9)
Cash flow/unreinvested dividends	(14.4)	(3.7)	(11.7)	0.3	(0.6)	(3.4)	(33.5)
Net long-term (outflows) inflows	(30.9)	(2.6)	(9.4)	12.5	(1.1)	10.7	(20.8)
Transfers	0.5	(0.5)	—	—	—	—	—
Market appreciation	33.9	12.0	7.5	3.0	0.4	18.1	74.9
Net change	3.5	8.9	(1.9)	15.5	(0.7)	28.8	54.1
Balance as of March 31, 2026	$252.5	$74.7	$209.7	$93.9	$9.4	$198.4	$838.6

(1)Includes index and enhanced index services.
(2)Includes certain multi-asset solutions and services not included in equity or fixed income services.

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Net long-term inflows (outflows) for actively managed investment services as compared to passively managed investment services for the three-month and twelve-month periods ended March 31, 2026 are as follows:

	Periods Ended March 31, 2026
	Three-months	Twelve-months
	(in billions)
Actively Managed
Equity	$(10.9)	$(30.9)
Fixed Income	1.6	3.1
Alternatives/Multi-Asset Solutions	3.0	9.5
Total Actively Managed	(6.3)	(18.3)

Passively Managed
Equity	(0.9)	(2.6)
Fixed Income	(0.3)	(1.1)
Alternatives/Multi-Asset Solutions	0.4	1.2
Total Passively Managed	(0.8)	(2.5)
Total net long-term inflows (outflows)	$(7.1)	$(20.8)

Average assets under management by distribution channel and investment service are as follows:

	Three Months Ended March 31,
	2026	2025	$ Change	% Change
	(in billions)
Distribution Channel:
Institutions	$355.7	$325.2	$30.5	9.4%
Retail	351.2	334.4	16.8	5.0
Private Wealth	158.1	137.9	20.2	14.6
Total	$865.0	$797.5	$67.5	8.5%
Investment Service:
Equity Actively Managed	$271.5	$261.8	$9.7	3.7%
Equity Passively Managed(1)	78.0	68.4	9.6	13.9
Fixed Income Actively Managed – Taxable	212.9	211.5	1.4	0.7
Fixed Income Actively Managed – Tax-exempt	93.0	77.7	15.3	19.7
Fixed Income Passively Managed(1)	9.6	10.3	(0.7)	(6.5)
Alternatives/Multi-Asset Solutions(2)	200.0	167.8	32.2	19.2
Total	$865.0	$797.5	$67.5	8.5%

(1)Includes index and enhanced index services.
(2)Includes certain multi-asset solutions and services not included in equity of fixed income services.

Our Institutional channel first quarter average AUM of $355.7 billion increased $30.5 billion, or 9.4%, compared to the first quarter of 2025, while Institutional channel first quarter ending AUM increased $23.6 billion, or 7.3%, to $347.7 billion from March 31, 2025. The $23.6 billion increase in AUM resulted primarily from market appreciation of $30.3 billion, offset by net outflows of $7.2 billion from March 31, 2025.

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Our Retail channel first quarter average AUM of $351.2 billion increased $16.8 billion, or 5.0%, compared to the first quarter of 2025, while Retail channel first quarter ending AUM increased $11.4 billion, or 3.5%, to $335.5 billion from March 31, 2025. The $11.4 billion increase resulted primarily from market appreciation of $27.7 billion, offset by net outflows of $15.8 billion from March 31, 2025.

Our Private Wealth channel first quarter average AUM of $158.1 billion increased $20.2 billion, or 14.6%, compared to the first quarter of 2025, while Private Wealth channel first quarter ending AUM increased $19.1 billion, or 14.0%, to $155.4 billion from March 31, 2025. The $19.1 billion increase resulted from market appreciation of $16.9 billion and net inflows of $2.2 billion from March 31, 2025.

Absolute investment composite returns, gross of fees, and relative performance as of March 31, 2026 compared to benchmarks for certain representative Institutional equity and fixed income services are as follows:

	1-Year	3-Year(1)	5-Year(1)

Income (fixed income)
Absolute return	5.19%	6.37%	2.23%
Relative return (vs. Bloomberg Barclays U.S. Aggregate Index)	0.84	2.74	1.91
High Income (fixed income)
Absolute return	7.17	9.70	4.85
Relative return (vs. Bloomberg Barclays Global High Yield Index - Hedged)	(0.63)	(0.37)	0.21
Global Plus - Hedged (fixed income)
Absolute return	3.51	4.10	0.95
Relative return (vs. Bloomberg Barclays Global Aggregate Index - Hedged)	0.02	0.03	0.14
Intermediate Municipal Bonds (fixed income)
Absolute return	4.48	3.67	1.85
Relative return (vs. Lipper Short/Int. Blended Muni Fund Avg)	0.70	0.58	0.57
U.S. Core Fixed Income (fixed income)
Absolute return	4.73	4.11	0.70
Relative return (vs. Bloomberg Barclays U.S. Aggregate Index)	0.38	0.48	0.39
Emerging Market Debt (fixed income)
Absolute return	9.96	10.33	3.09
Relative return (vs. JPM EMBI Global/JPM EMBI)	0.37	1.72	0.59
Sustainable Global Thematic
Absolute return	5.40	5.35	1.78
Relative return (vs. MSCI ACWI Index)	(14.61)	(11.23)	(7.71)
International Strategic Core Equity
Absolute return	16.49	14.97	9.10
Relative return (vs. MSCI EAFE Index)	(4.78)	1.35	1.19
U.S. Small & Mid Cap Value
Absolute return	13.57	11.05	6.09
Relative return (vs. Russell 2500 Value Index)	(11.86)	(3.41)	(1.55)
U.S. Large Cap Value
Absolute return	20.94	17.26	12.19
Relative return (vs. Russell 1000 Value Index)	5.07	2.96	2.76
U.S. Small Cap Growth
Absolute return	20.18	10.19	(0.56)
Relative return (vs. Russell 2000 Growth Index)	(3.39)	(2.07)	(2.18)

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	1-Year	3-Year(1)	5-Year(1)
U.S. Large Cap Growth
Absolute return	10.86	16.03	9.87
Relative return (vs. Russell 1000 Growth Index)	(7.95)	(5.15)	(2.89)
U.S. Small & Mid Cap Growth
Absolute return	19.22	11.14	0.93
Relative return (vs. Russell 2500 Growth Index)	(0.09)	0.53	(0.81)
Concentrated U.S. Growth
Absolute return	0.06	7.37	4.14
Relative return (vs. S&P 500 Index)	(17.75)	(10.95)	(7.93)
Select U.S. Equity
Absolute return	17.23	19.62	13.09
Relative return (vs. S&P 500 Index)	(0.57)	1.30	1.03
Strategic Equities
Absolute return	16.03	16.97	10.66
Relative return (vs. Russell 3000 Index)	(2.05)	(0.89)	(0.21)
Global Core Equity
Absolute return	8.20	10.74	5.83
Relative return (vs. MSCI ACWI Index)	(11.81)	(5.84)	(3.66)
U.S. Strategic Core Equity
Absolute return	7.43	14.52	11.08
Relative return (vs. S&P 500 Index)	(10.37)	(3.80)	(0.99)
Select U.S. Equity Long/Short
Absolute return	10.34	13.86	9.04
Relative return (vs. S&P 500 Index)	(7.46)	(4.45)	(3.02)
Global Strategic Core Equity
Absolute return	6.42	14.27	10.95
Relative return (vs. MSCI World Index - Hedged)	(12.14)	(3.28)	(0.69)

(1)Reflects annualized returns.

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Consolidated Results of Operations

	Three Months Ended March 31,
	2026	2025	$ Change	% Change
	(in thousands, except per unit amounts)
Net revenues	$1,201,726	$1,080,607	$121,119	11.2%
Expenses	874,926	844,238	30,688	3.6
Operating income	326,800	236,369	90,431	38.3
Income taxes	18,164	14,675	3,489	23.8
Net income	308,636	221,694	86,942	39.2
Net income of consolidated entities attributable to non-controlling interests	13,151	895	12,256	n/m
Net income attributable to AB Unitholders	$295,485	$220,799	$74,686	33.8%

Distributions per AB Unit	$0.90	$0.88	$0.02	2.3%

Operating margin (1)	26.1%	21.8%

(1)Operating income excluding net income (loss) attributable to non-controlling interests as a percentage of net revenues.

Net income attributable to AB Unitholders for the three months ended March 31, 2026 increased $74.7 million, or 33.8%, from the three months ended March 31, 2025. The increase primarily is due to (in millions):

Higher investment gains(2)	$51.6
Higher investment advisory base fees	31.3
Higher performance-based fees	28.8
Lower general and administrative expense	17.5
Higher other revenue	5.0
Higher employee compensation and benefits expense	(47.0)
Higher net income of consolidated entities attributable to non-controlling interest	(12.3)
Other	(0.2)
$74.7

(2)During the first quarter of 2026, we recognized a gain of $48.4 million related to the exercise of the AB option as discussed above under Joint Venture with Societe Generale in this Item 2.

Units Outstanding; Unit Repurchases

Each quarter, we consider whether to implement a plan to repurchase AB Holding Units pursuant to Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended (“Exchange Act”). A plan of this type allows a company to repurchase its shares at times when it otherwise might be prevented from doing so because of self-imposed trading blackout periods or because it possesses material non-public information. Each broker we select has the authority to repurchase AB Holding Units on our behalf in accordance with the terms and limitations specified in the plan. Repurchases are subject to regulations promulgated by the SEC, as well as certain price, market volume and timing constraints specified in the plan. The plan adopted during the first quarter of 2026 expired at the close of business on April 27, 2026. We may adopt additional plans in the future to engage in open-market purchases of AB Holding Units for anticipated obligations under our incentive compensation award program and for other corporate purposes.

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Cash Distributions

We are required to distribute all of our Available Cash Flow, as defined in the AB Partnership Agreement, to our Unitholders and the General Partner. Available Cash Flow typically is the adjusted net income per Unit for the quarter multiplied by the number of general and limited partnership interests at the end of the quarter. Management anticipates that Available Cash Flow will continue to be based on adjusted net income per Unit. If management determines, with the concurrence of the Board of Directors, that certain adjustments to Available Cash Flow are necessary or unnecessary, such adjustments will be made in future periods. See Note 6 to our condensed consolidated financial statements contained in Item 1 for a description of Available Cash Flow.

Management Operating Metrics

We are providing the non-GAAP measures “adjusted net revenues,” “adjusted operating income” and “adjusted operating margin” because they are additional operating metrics management uses in evaluating and comparing period-to-period operating performance. Management uses these additional metrics in evaluating performance because they present a clearer picture of our operating performance and allow management to see long-term trends without the distortion primarily caused by long-term incentive compensation-related mark-to-market adjustments, acquisition-related expenses, interest expense and other adjustment items. Similarly, we believe that these management operating metrics help investors better understand the underlying trends in our results and, accordingly, provide a valuable perspective for investors.

We provide the non-GAAP measures "adjusted net income" and "adjusted net income per unit" because our quarterly distribution per unit is typically our adjusted net income per unit (which is derived from adjusted net income).

These non-GAAP measures are provided in addition to, and not as substitutes for, net revenues, operating income and operating margin, and they may not be comparable to non-GAAP measures presented by other companies. Management uses both accounting principles generally accepted in the United States of America ("US GAAP") and non-GAAP measures in evaluating our financial performance. The non-GAAP measures alone may pose limitations because they do not include all of our revenues and expenses.

	Three Months Ended March 31,
	2026	2025
	(in thousands, except per unit amounts)
Net revenues, US GAAP basis	$1,201,726	$1,080,607
Adjustments:
Distribution-related adjustments:
Distribution revenues	(202,818)	(199,020)
Investment advisory services fees	(15,274)	(21,796)
Pass-through adjustments:
Investment advisory services fees	(14,816)	(12,756)
Other revenues	(15,686)	(15,835)
Impact of consolidated company-sponsored investment funds	3,500	85
Acquisition related investment advisory and services fees	(42,990)	—
Incentive compensation-related items	485	856
Equity (gain) loss on JV	(48,396)	6,073
Loss on other equity method investments	5,404	—
Adjusted net revenues	$871,135	$838,214

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	Three Months Ended March 31,
	2026	2025

Operating income, US GAAP basis	$326,800	$236,369
Adjustments:
Incentive compensation-related items	146	258
EQH award compensation	405	246
Retirement plan settlement loss	—	20,756
Acquisition-related expenses	12,765	12,803
Equity (gain) loss on JVs	(48,396)	6,073
Loss on other equity method investments	5,404	—
Total of non-GAAP adjustments before interest on borrowings	(29,676)	40,136
Interest on borrowings	7,207	7,138
Sub-total of non-GAAP adjustments	(22,469)	47,274
Less: Net income of consolidated entities attributable to non-controlling interests	13,151	895
Adjusted operating income	291,180	282,748
Less: Interest on borrowings	7,207	7,138
Adjusted pre-tax income	283,973	275,610
Less: Adjusted income taxes	15,784	17,115
Adjusted net income	$268,189	$258,495

Net income per AB Unit, GAAP basis	$1.00	$0.75
Impact of non-GAAP adjustments	(0.10)	0.13
Adjusted net income per AB Unit	$0.90	$0.88

Operating margin, GAAP basis	26.1%	21.8%
Impact of non-GAAP adjustments	7.3	11.9
Adjusted operating margin	33.4%	33.7%

Adjusted operating income for the three months ended March 31, 2026 increased $8.4 million, or 3.0%, from the three months ended March 31, 2025, primarily due to higher investment advisory base fees of $37.5 million and lower investment losses of $6.8 million, partially offset by higher employee compensation and benefits expense of $17.9 million, lower performance-based fees of $16.2 million and higher general and administrative expense of $5.1 million.

Adjusted Net Revenues
Net Revenue, as adjusted, excludes all of the company's distribution revenues, which are recorded as a separate line item on the consolidated statement of income, as well as a portion of investment advisory services fees received that is used to pay distribution and servicing costs. For certain products, based on the distinct arrangements, certain distribution fees are collected by us and passed through to third-party client intermediaries, while for certain other products, we collect investment advisory services fees and a portion is passed through to third-party client intermediaries. In both arrangements, the third-party client intermediary owns the relationship with the client and is responsible for performing services and distributing the product to the client on our behalf. We believe offsetting distribution revenues and certain investment advisory services fees is useful for our investors and other users of our financial statements because such presentation appropriately reflects the nature of these costs as pass-through payments to third parties that perform functions on behalf of our sponsored mutual funds and/or shareholders of these funds. Distribution-related adjustments fluctuate each period based on the type of investment products sold, as well as the average AUM over the period. Also, we adjust distribution revenues for the amortization of deferred sales commissions as these costs, over time, will offset such revenues.
We adjust investment advisory and services fees and other revenues for pass through costs, primarily related to our transfer agent and shareholder servicing fees. Also, we adjust for certain investment advisory and services fees passed through to our investment advisors. These fees do not affect operating income, as such, we exclude these fees from adjusted net revenues. We also adjust for certain pass through costs associated with the transition of services to the JV entered into with SocGen. These

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amounts are expensed by us and passed to the JV for reimbursement. These fees do not affect operating income, as such, we exclude these fees from adjusted net revenues.
We adjust for the revenue impact of consolidating company-sponsored investment funds by eliminating the consolidated company-sponsored investment funds' revenues and including AB's fees from such consolidated company-sponsored investment funds and AB's investment gains and losses on its investments in such consolidated company-sponsored investment funds that were eliminated in consolidation.
We also adjust investment advisory and services fees for pass through performance fees, primarily related to acquisition-related funds in which we do not participate in the performance.
Adjusted net revenues exclude investment gains and losses and dividends and interest on employee long-term incentive compensation-related investments. Also, we adjust for certain acquisition-related pass-through performance-based fees and performance related compensation.
We also adjust net revenues to exclude our portion of the equity income or loss associated with our equity method investments, including our investment in the JV and reinsurance sidecars, as we don't consider this activity part of our core business operations and these investments generate non-cash volatility which distort core earnings performance. Effective April 1, 2024 following the close of the transaction with SocGen, we record all income or loss associated with the JV as an equity method investment income (loss). As we no longer consider this activity part of our core business operations and our intent is to fully divest from the joint venture, we consider these amounts temporary, and as such, we exclude these amounts from our adjusted net revenues. On January 1, 2026, AB entered into an Amended and Restated Shareholder agreement with SocGen (the "Amendment Agreement") and exercised the AB option (as discussed above) to deliver a 17.7% interest in the NA JV to SocGen resulting in AB owning a 49% interest in the NA JV and SocGen having a majority interest of 51% in the NA JV. The prepaid consideration received was in excess of the carrying value of the 17.7% equity in the NA JV resulting in a gain of $48.4 million recognized in the first quarter of 2026.

Adjusted Operating Income
Adjusted operating income represents operating income on a US GAAP basis excluding (1) the impact on net revenues and compensation expense of the investment gains and losses (as well as the dividends and interest) associated with employee long-term incentive compensation-related investments, (2) the equity compensation paid by EQH to certain AB executives, (3) retirement plan settlement loss, (4) acquisition-related expenses (income), (5) income (loss) related to our equity method investments, (6) interest on borrowings and (7) the impact of consolidated company-sponsored investment funds.
Prior to 2009, a significant portion of employee compensation was in the form of long-term incentive compensation awards that were notionally invested in AB investment services and generally vested over a period of four years. AB economically hedged the exposure to market movements by purchasing and holding these investments on its balance sheet. All such investments had vested as of year-end 2012 and the investments have been delivered to the participants, except for those investments with respect to which the participant elected a long-term deferral. Fluctuation in the value of these investments, which also impacts compensation expense, is recorded within investment gains and losses on the income statement. Management believes it is useful to reflect the offset achieved from economically hedging the market exposure of these investments in the calculation of adjusted operating income and adjusted operating margin. The non-GAAP measures exclude gains and losses and dividends and interest on employee long-term incentive compensation-related investments included in revenues and compensation expense.
The board of directors of EQH granted to Seth Bernstein, our CEO, equity awards in connection with EQH's IPO. Additionally, equity awards were granted to Mr. Bernstein and other AB executives for their membership on the EQH Management Committee. These individuals may receive additional equity or cash compensation from EQH in the future related to their service on the Management Committee. Any awards granted to these individuals by EQH are recorded as compensation expense in AB’s consolidated statement of income. The compensation expense associated with these awards has been excluded from our non-GAAP measures because they are non-cash and are based upon EQH's, and not AB's, financial performance.
The (gains) losses associated with the termination of our defined benefit retirement plan are non-cash, short term in nature and not considered a part of our core operating results when comparing financial results from period to period.
Acquisition-related expenses have been excluded because they are not considered part of our core operating results when comparing financial results from period to period and to industry peers. Acquisition-related expenses include professional fees, the recording of changes in estimates or fair value remeasurements to, and accretion expense related to, our contingent payment arrangements associated with our acquisitions, certain compensation-related expenses and amortization of intangible assets for contracts acquired.
We also adjust operating income to exclude our portion of the equity income or loss associated with our equity method investments, including our investment in the JV and reinsurance sidecar, as we don't consider this activity part of our core

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business operations and these investments generate non-cash volatility which distort core earnings performance. Effective April 1, 2024, following the close of the transaction with SocGen, we record all income or loss associated with the JV as an equity method investment (income) loss. As we no longer consider this activity part of our core business operations and our intent is to fully divest from the joint venture, we consider these amounts temporary, and as such, we exclude these amounts from our adjusted operating income. On January 1, 2026, AB entered into the Amendment Agreement with SocGen and exercised the AB option (as discussed above) to deliver a 17.7% interest in the NA JV to SocGen resulting in AB owning a 49% interest in the NA JV and SocGen having a majority interest of 51% in the NA JV. The prepaid consideration received was in excess of the carrying value of the 17.7% equity in the NA JV resulting in a gain of $48.4 million recognized in the first quarter of 2026.
We adjust operating income to exclude interest on borrowings in order to align with our industry peer group.
We adjust for the operating income impact of consolidating certain company-sponsored investment funds by eliminating the consolidated company-sponsored funds' revenues and expenses and including AB's revenues and expenses that were eliminated in consolidation. We also exclude the limited partner interests we do not own.

Adjusted Net Income per AB Unit

As previously discussed, our quarterly distribution is typically our adjusted net income per Unit (which is derived from adjusted net income) for the quarter multiplied by the number of general and limited partnership interests outstanding at the end of the quarter. Adjusted net income is derived from adjusted operating income less interest expense and adjusted income taxes. Adjusted income taxes, used in calculating adjusted net income, are calculated using the GAAP effective tax rate adjusted for non-GAAP income tax adjustments.

Adjusted Operating Margin

Adjusted operating margin allows us to monitor our financial performance and efficiency from period to period without the volatility noted above in our discussion of adjusted operating income and to compare our performance to industry peers on a basis that better reflects our performance in our core business. Adjusted operating margin is derived by dividing adjusted operating income by adjusted net revenues.

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Net Revenues

The components of net revenues are as follows:

	Three Months Ended March 31,
	2026	2025	$ Change	% Change
	(in thousands)
Investment advisory and services fees:
Institutions:
Base fees	$155,219	$151,293	$3,926	2.6%
Performance-based fees	58,532	20,576	37,956	184.5
	213,751	171,869	41,882	24.4
Retail:
Base fees	393,808	391,887	1,921	0.5
Performance-based fees	784	517	267	51.6
	394,592	392,404	2,188	0.6
Private Wealth:
Base fees	300,155	274,686	25,469	9.3
Performance-based fees	6,716	16,153	(9,437)	(58.4)
	306,871	290,839	16,032	5.5
Total:
Base fees	849,182	817,866	31,316	3.8
Performance-based fees	66,032	37,246	28,786	77.3
	915,214	855,112	60,102	7.0

Distribution revenues	202,818	199,020	3,798	1.9
Dividend and interest income	30,470	34,350	(3,880)	(11.3)
Investment gains (losses)	31,059	(20,538)	51,597	n/m
Other revenues	35,170	30,180	4,990	16.5
Total revenues	1,214,731	1,098,124	116,607	10.6
Less: broker-dealer related interest expense	13,005	17,517	(4,512)	(25.8)
Net revenues	$1,201,726	$1,080,607	$121,119	11.2%

Investment Advisory and Services Fees

Investment advisory and services fees are the largest component of our revenues. These fees generally are calculated as a percentage of the value of AUM as of a specified date, or as a percentage of the value of average AUM for the applicable billing period, and vary with the type of investment service, the size of account and the total amount of assets we manage for a particular client. Accordingly, fee income generally increases or decreases as AUM increase or decrease and is affected by market appreciation or depreciation, the addition of new client accounts or client contributions of additional assets to existing accounts, withdrawals of assets from and termination of client accounts, purchases and redemptions of mutual fund shares, shifts of assets between accounts or products with different fee structures, and acquisitions. Our average basis points realized (investment advisory and services fees divided by average AUM) generally approximate 30 to 105 basis points for actively managed equity services, 10 to 65 basis points for actively-managed fixed income services and 1 to 50 basis points for passively managed services. Average basis points realized for other services could range from 3 basis points for certain Institutional third party managed services to over 190 basis points for certain Private Wealth Management alternative services. These ranges include all-inclusive fee arrangements (covering investment management, trade execution and other services) for our Private Wealth Management clients.

We calculate AUM using established market-based valuation methods and fair valuation (non-observable market) methods. Market-based valuation methods include: last sale/settle prices from an exchange for actively-traded listed equities, options and futures; evaluated bid prices from recognized pricing vendors for fixed income, asset-backed or mortgage-backed issues; mid prices from recognized pricing vendors and brokers for credit default swaps; and quoted bids or spreads from pricing vendors

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and brokers for other derivative products. Fair valuation methods include: discounted cash flow models or any other methodology that is validated and approved by our Valuation Committee and sub-committee (the "Valuation Committee") (see paragraph immediately below for more information regarding our Valuation Committee). Fair valuation methods are used only where AUM cannot be valued using market-based valuation methods, such as in the case of private equity or illiquid securities.

The Valuation Committee consisting of senior officers and employees, oversees a consistent framework of pricing and valuation of all investments held in client and AB portfolios. The Valuation Committee has adopted a Statement of Pricing Policies describing principles and policies that apply to pricing and valuing investments held in these portfolios. We also have a Pricing Group, which is overseen by the Valuation Committee and is responsible for managing the pricing process for all investments.

We sometimes charge our clients performance-based fees. In these situations, we charge a base advisory fee and are eligible to earn an additional performance-based fee or incentive allocation that is calculated as either a percentage of absolute investment results or a percentage of investment results in excess of a stated benchmark over a specified period of time. Some performance-based fees include a high-watermark provision, which generally provides that if a client account underperforms relative to its performance target (whether absolute or relative to a specified benchmark), it must gain back such underperformance before we can collect future performance-based fees. Therefore, if we fail to achieve our performance target for a particular period, we will not earn a performance-based fee for that period and, for accounts with a high-watermark provision, our ability to earn future performance-based fees will be impaired. We are eligible to earn performance-based fees on 7.7%, 6.9% and 0.4% of the assets we manage for private wealth clients, institutional clients and retail clients, respectively (in total, 4.5% of our AUM).

For the three months ended March 31, 2026, our investment advisory and services fees increased by $60.1 million, or 7.0%, from the three months ended March 31, 2025, due to a $31.3 million, or 3.8%, increase in base fees and a $28.8 million, or 77.3%, increase in performance-based fees. The increase in base fees is primarily due to an 8.5% increase in average AUM. Performance-based fees increased primarily due to higher performance fees earned on our Credit Value, partially offset by lower performance fees earned on our Private Credit.

Institutional base fees for the three months ended March 31, 2026 increased by $3.9 million, or 2.6%, from the three months ended March 31, 2025, primarily due to a 9.4% increase in average AUM, partially offset by a decrease in portfolio fee rate. Retail base fees for the three months ended March 31, 2026 slightly increased by $1.9 million, or 0.5%, from the three months ended March 31, 2025, primarily due to a 5.0% increase in average AUM, partially offset by a decrease in portfolio fee rate. Private Wealth base fees for the three months ended March 31, 2026 increased $25.5 million, or 9.3%, from the three months ended March 31, 2025, primarily due to a 14.6% increase in average AUM, partially offset by a decrease in portfolio fee rate.

Distribution Revenues

Two of our subsidiaries act as distributors and/or placement agents of company-sponsored mutual funds and receive distribution services fees from certain of those funds as full or partial reimbursement of the distribution expenses they incur. Period-over-period fluctuations of distribution revenues typically are in line with fluctuations of the corresponding average AUM of these mutual funds.

Distribution revenues for the three months ended March 31, 2026 increased $3.8 million, or 1.9%, compared to the three months ended March 31, 2025, primarily due to the corresponding average AUM of these mutual funds increasing 4.6%, partially offset by a shift in product mix to mutual funds which have lower distribution rates.

Dividend and Interest Income and Broker-Dealer Related Interest Expense

Dividend and interest income consists primarily of investment income and interest earned on customer margin balances and U.S. Treasury Bills as well as dividend and interest income in our consolidated company-sponsored investment funds. Broker-dealer related interest expense principally reflects interest accrued on cash balances in customers’ brokerage accounts.

For the three months ended March 31, 2026, dividend and interest income decreased $3.9 million, or 11.3%, compared to the three months ended March 31, 2025, primarily due to lower interest earned on U.S. Treasury Bills and customer margin accounts, as a result of lower interest rates.

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Broker-dealer related interest expense for the three months ended March 31, 2026 decreased $4.5 million, or 25.8%, compared to the three months ended March 31, 2025, primarily due to lower interest paid on cash balances in customers' brokerage accounts, as a result of lower interest rates.

Investment Gains (Losses)

Investment gains (losses) consist primarily of realized and unrealized investment gains or losses on: (i) employee long-term incentive compensation-related investments, (ii) U.S. Treasury Bills, (iii) seed capital investments, (iv) derivatives and (v) investments in our consolidated company-sponsored investment funds. Investment gains (losses) also include equity in earnings of proprietary investments in limited partnership hedge funds that we sponsor and manage and equity gains (losses) related to our equity investments in the JV.

Investment gains (losses) are as follows:

	Three Months Ended March 31,
	2026	2025
	(in thousands)
Long-term incentive compensation-related investments:
Realized gains	$683	$966
Unrealized (losses)	(1,328)	(1,648)

Investments held by consolidated company-sponsored investment funds:
Realized (losses) gains	(335)	293
Unrealized (losses)	(11,221)	(1,744)

Seed capital and other investments:
Realized gains (losses):
Seed capital and other	3,648	3,604
Derivatives	(5,558)	(11,660)
Unrealized (losses) gains:
Seed capital and other	(5,248)	(3,010)
Derivatives	9,480	(1,022)

Brokerage-related investments:
Realized gains	91	41
Unrealized (losses)	(251)	(285)

Equity investments:
Gain (loss) on JV(1)	46,502	(6,073)
(Loss) on other equity method investments	(5,404)	—
	$31,059	$(20,538)
(1) During the first quarter of 2026, we recognized a gain of $48.4 million related to the exercise of the AB option as discussed above under Joint Venture with Societe Generale in this Item 2. This gain was offset by a quarterly loss of $1.9 million related to our JV.

Other Revenues

Other revenues consist of fees earned for transfer agency services provided to company-sponsored mutual funds, fees earned for administration and recordkeeping services provided to company-sponsored mutual funds and the General Accounts of EQH and its subsidiaries, and other miscellaneous revenues. Other revenues for the three months ended March 31, 2026 increased $5.0 million, or 16.5%, compared to the three months ended March 31, 2025, primarily due to higher shareholder servicing fees, partially offset by lower JV related revenue reimbursements.

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Expenses

The components of expenses are as follows:

	Three Months Ended March 31,
	2026	2025	$ Change	% Change
	(in thousands)
Employee compensation and benefits	$467,557	$420,531	$47,026	11.2%
Promotion and servicing:
Distribution-related payments	196,596	200,659	(4,063)	(2.0)
Amortization of deferred sales commissions	21,495	20,161	1,334	6.6
Trade execution, marketing, T&E and other	40,517	36,513	4,004	11.0
	258,608	257,333	1,275	0.5
General and administrative	130,391	147,935	(17,544)	(11.9)
Interest on borrowings	7,207	7,138	69	1.0
Amortization of intangible assets	11,163	11,301	(138)	(1.2)
Total	$874,926	$844,238	$30,688	3.6%

Employee Compensation and Benefits

Employee compensation and benefits expense consists of base compensation (including salaries and severance), annual short-term incentive compensation awards (cash bonuses), annual long-term incentive compensation awards, commissions, fringe benefits and other employment costs (including recruitment, training, temporary help and meals).

Compensation expense as a percentage of net revenues was 38.9% for the three months ended March 31, 2026 and 2025, respectively. Compensation expense generally is determined on a discretionary basis and is primarily a function of our firm’s current-year financial performance. The amounts of incentive compensation we award are designed to motivate, reward and retain top talent while aligning our executives' interests with the interests of our Unitholders. Senior management, with the Compensation and Workplace Practices Committee of the Board of Directors of AllianceBernstein Corporation (“Compensation Committee”), continue to believe that the appropriate metric to consider in determining the amount of incentive compensation is the ratio of adjusted employee compensation and benefits expense to adjusted net revenues. Adjusted net revenues used in the adjusted compensation ratio are the same as the adjusted net revenues presented as a non-GAAP measure (discussed earlier in this Item 2). Adjusted employee compensation and benefits expense is total employee compensation and benefits expense minus other employment costs such as recruitment, training, temporary help and meals (which was 1.1% and 0.9% of adjusted net revenues for the three months ended March 31, 2026 and March 31, 2025, respectively), and excludes the impact of mark-to-market vesting expense, as well as dividends and interest expense, associated with employee incentive compensation-related investments and the amortization expense associated with the awards issued by EQH to some of our firm's executive officers relating to their roles as members of the EQH Management Committee. Senior management, with the approval of the Compensation Committee, has established as an objective that adjusted employee compensation and benefits expense, excluding the impact of performance-based fees, generally should not exceed 50.0% of our adjusted net revenues in any year, except in unexpected or unusual circumstances. Our ratio of adjusted compensation expense as a percentage of adjusted net revenues was 48.5% for the three months ended March 31, 2026 and March 31, 2025.

For the three months ended March 31, 2026, employee compensation and benefits expense increased $47.0 million, or 11.2%, compared to the three months ended March 31, 2025, due to higher incentive compensation of $20.3 million, higher commissions of $12.8 million, higher fringe benefits of $6.7 million, higher base compensation of $5.3 million and higher other employment costs of $1.9 million.

Promotion and Servicing

Promotion and servicing expenses include distribution-related payments to financial intermediaries for distribution of AB mutual funds and amortization of deferred sales commissions paid to financial intermediaries for the sale of back-end load shares of AB mutual funds. Also included in this expense category are costs related to trade execution and clearance, travel and entertainment, advertising and promotional materials.

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Promotion and servicing expenses increased $1.3 million, or 0.5%, during the three months ended March 31, 2026 compared to the three months ended March 31, 2025. The increase was primarily due to higher marketing and communication expense of $3.1 million and higher travel and entertainment expenses of $2.5 million, partially offset by lower distribution-related payments of $4.1 million.

General and Administrative

General and administrative expenses include portfolio services expenses, technology expenses, professional fees and office-related expenses (occupancy, communications and similar expenses). General and administrative expenses as a percentage of net revenues were 10.9% and 13.7% for the three months ended March 31, 2026 and 2025, respectively. General and administrative expenses decreased $17.5 million, or 11.9%, during the three months ended March 31, 2026 compared to the corresponding period in 2025, primarily due to a retirement plan settlement loss of $20.8 million in 2025, partially offset by higher office-related expenses of $2.6 million and higher professional fees of $2.2 million.

Interest on Borrowings

Interest on borrowings reflects interest expense related to our debt and credit facilities. See Note 16 to AB's condensed consolidated financial statements contained in Item 1, for disclosures relating to our debt and credit facilities. For the three months ended March 31, 2026 interest on borrowings increased $0.1 million, or 1.0%, compared to the three months ended March 31, 2025. The increase was primarily due to higher weighted average borrowings, partially offset by lower weighted average interest rates.

Amortization of Intangible Assets

Amortization of intangible assets reflects our amortization of costs assigned to acquired investment management contracts with a finite life. These assets are recognized at fair value and generally are amortized on a straight-line basis over their estimated useful life. Amortization of intangible assets decreased $0.1 million during the three months ended March 31, 2026 compared to the three months ended March 31, 2025.

Income Taxes

AB, a private limited partnership, is not subject to federal or state corporate income taxes. However, AB is subject to a 4.0% New York City unincorporated business tax (“UBT”). Our domestic corporate subsidiaries are subject to federal, state and local income taxes and generally are included in the filing of a consolidated federal income tax return. Separate state and local income tax returns also are filed. Foreign corporate subsidiaries generally are subject to taxes in the jurisdictions where they are located.

Income tax expense for the three months ended March 31, 2026 increased $3.5 million, or 23.8%, compared to the three months ended March 31, 2025. The increase was primarily due to higher pre-tax income. There were no material changes to uncertain tax positions (FIN 48 reserves) or valuation allowances against deferred tax assets for the three months ended March 31, 2026.

Net Income (Loss) of Consolidated Entities Attributable to Non-Controlling Interests

Net income (loss) of consolidated entities attributable to non-controlling interests primarily consists of limited partner interests owned by other investors in our consolidated company-sponsored investment funds and certain other investments. For the three months ended March 31, 2026, we had $13.2 million of net income of consolidated entities attributable to non-controlling interests compared to net income of $0.9 million for the three months ended March 31, 2025. The increase is driven by higher net income of a consolidated investment attributable to limited partnership interest owned by non-controlling investors.

CAPITAL RESOURCES AND LIQUIDITY

Cash flows from operating activities primarily include the receipt of investment advisory and services fees and other revenues offset by the payment of operating expenses incurred in the normal course of business. Our cash flows from operating activities have historically been positive and sufficient in supporting our operations. We do not anticipate this to change in the foreseeable future. Cash flows from investing activities generally consist of small capital expenditures and, when applicable, business acquisitions. Cash flows from financing activities primarily consist of issuance and repayment of debt and the repurchase of AB Holding Units for our long-term deferred compensation plans. We are required to distribute all of our Available Cash Flow to our Unitholders and the General Partner.

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During the first three months of 2026, net cash provided by operating activities was $460.6 million compared to net cash provided by operating activities of $148.8 million during the corresponding 2025 period. The increase is primarily due to a decrease in net broker dealer assets of $176.2 million, a decrease in investments of $174.2 million, the net activity of our consolidated company-sponsored investment funds of $106.8 million and an increase in net income of $37.2 million, partially offset by an increase in fees receivable of $93.7 million and a decrease in accounts payable and accrued liabilities of $75.7 million.

During the first three months of 2026, net cash used in investing activities was $10.3 million, compared to net cash used in investing activities of $7.5 million during the corresponding 2025 period. The change is due to higher purchases of furniture, equipment and leasehold improvements of $2.8 million.

During the first three months of 2026, net cash used in financing activities was $364.4 million, compared to $190.7 million during the corresponding 2025 period. The change is primarily due to an increase in debt repayments of $135.0 million and higher distributions to our consolidated funds of $88.7 million, partially offset by lower cash distributions to Unitholders of $27.9 million and a decrease in purchases of AB Holding Units to fund long term incentive compensation of $22.1 million.

As of March 31, 2026, AB had $856.9 million of cash and cash equivalents (excluding cash and cash equivalents of consolidated company-sponsored investment funds), all of which is available for liquidity but consists primarily of cash on deposit for our broker-dealers related to various customer clearing activities, and cash held by foreign subsidiaries of $401.8 million.

See Note 16 to AB’s condensed consolidated financial statements contained in Item 1, for disclosures relating to our debt and credit facilities. We use our debt and credit facilities to seed certain new investment products which may expose us to market risk, credit risk and material gains and losses. To reduce our exposure, we enter into various futures, forwards, options and swaps primarily to economically hedge certain of our seed money investments. While in most cases broad market risks are hedged and are effective in reducing our exposure, our hedges are imperfect and we may remain exposed to some market risk and credit-related losses in the event of non-performance by counterparties on these derivative instruments.

Our financial condition and access to public and private debt markets should provide adequate liquidity for our general business needs. Management believes that cash flow from operations and the issuance of debt and AB Units or AB Holding Units will provide us with the resources we need to meet our financial obligations. See “Cautions Regarding Forward-Looking Statements” for a discussion of credit markets and our ability to renew our credit facilities at expiration.

COMMITMENTS AND CONTINGENCIES

AB’s capital commitments, which consist primarily of operating leases for office space, generally are funded from future operating cash flows. See Note 13 for discussion of lease commitments.

See Note 12 for discussion of commitments and contingencies.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the condensed consolidated financial statements and notes to condensed consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

There have been no updates to our critical accounting estimates during the first quarter of 2026 from those disclosed in “Management’s Discussion and Analysis of Financial Condition” in our Form 10-K for the year ended December 31, 2025.

ACCOUNTING PRONOUNCEMENTS

See Note 2 to AB’s condensed consolidated financial statements contained in Item 1.

CAUTIONS REGARDING FORWARD-LOOKING STATEMENTS

Certain statements provided by management in this report and in the portion of AB’s Form 10-Q attached hereto as Exhibit 99.1 are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The most significant of these factors include, but are

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not limited to, the following: the performance of financial markets, the investment performance of sponsored investment products and separately managed accounts, general economic conditions, the impact of tariffs and potential disruptions in international trade on financial markets, product and account performance, asset levels and economic conditions, industry trends, future acquisitions, integration of acquired companies, competitive conditions and government regulations, including changes in tax regulations and rates and the manner in which the earnings of publicly-traded partnerships are taxed. We caution readers to carefully consider such factors. Further, these forward-looking statements speak only as of the date on which such statements are made; we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. For further information regarding these forward-looking statements and the factors that could cause actual results to differ, see “Risk Factors” in Part I, Item 1A of our Form 10-K for the year ended December 31, 2025 and Part II, Item 1A in this Form 10-Q. Any or all of the forward-looking statements that we make in our Form 10-K, this Form 10-Q, other documents we file with or furnish to the SEC, and any other public statements we issue, may turn out to be wrong. It is important to remember that other factors besides those listed in “Risk Factors” and those listed below could also adversely impact our revenues, financial condition, results of operations and business prospects.

The forward-looking statements referred to in the preceding paragraph, most of which directly affect AB and may also affect AB Holding because AB Holding’s principal source of income and cash flow is attributable to its investment in AB, include statements regarding:

•Our belief that the cash flow AB Holding realizes from its investment in AB will provide AB Holding with the resources it needs to meet its financial obligations: AB Holding’s cash flow is dependent on the quarterly cash distributions it receives from AB. Accordingly, AB Holding’s ability to meet its financial obligations is dependent on AB’s cash flow from its operations, which is subject to the performance of the capital markets and other factors beyond our control.

•Our financial condition and ability to access the public and private capital markets providing adequate liquidity for our general business needs: Our financial condition is dependent on our cash flow from operations, which is subject to the performance of the capital markets, our ability to maintain and grow client assets under management and other factors beyond our control. Our ability to access public and private capital markets on reasonable terms may be limited by adverse market conditions, our firm’s credit ratings, our profitability and changes in government regulations, including tax rates and interest rates.

•The outcome of litigation: Litigation is inherently unpredictable and excessive damage awards do occur. Though we have stated that we do not expect any pending legal proceedings to have a material adverse effect on our results of operations, financial condition or liquidity, any settlement or judgment with respect to a legal proceeding could be significant and could have such an effect.

•The possibility that we will engage in open market purchases of AB Holding Units for anticipated obligations under our incentive compensation award program: The number of AB Holding Units AB may decide to buy in future periods, if any, for incentive compensation awards depends on various factors, some of which are beyond our control, including the fluctuation in the price of an AB Holding Unit (NYSE: AB) and the availability of cash to make these purchases.

•Our determination that adjusted employee compensation expense, excluding the impact of performance-based fees, generally should not exceed 50% of our adjusted net revenues on an annual basis: Aggregate employee compensation reflects employee performance and competitive compensation levels.  Fluctuations in our revenues and/or changes in competitive compensation levels could result in adjusted employee compensation expense exceeding 50% of our adjusted net revenues.

•Our initiative to replace our investment management technology: While we believe that our initiative to replace our existing investment management technology will result in long term savings to the business based on reasonable assumptions as of the date of this report, the duration and complexity of the project creates a significant risk that our current assumptions may not be realized.

Item 3.     Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes in AB’s market risk during the first quarter of 2026 from the information provided under “Quantitative and Qualitative Disclosures About Market Risk” in Part II, Item 7A of AB's Form 10-K for the year ended December 31, 2025.

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Item 4.     Controls and Procedures

Disclosure Controls and Procedures

AB Holding and AB maintain a system of disclosure controls and procedures that is designed to ensure that information required to be disclosed in our reports under the Exchange Act is (i) recorded, processed, summarized and reported in a timely manner, and (ii) accumulated and communicated to management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), to permit timely decisions regarding our disclosure.

As of the end of the period covered by this report, management carried out an evaluation, under the supervision and with the participation of the CEO and the CFO, of the effectiveness of the design and operation of the disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that the disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting

In January 2026, the Company completed the implementation of a new accounting and financial reporting software system (the "software system"). As part of this implementation, the Company updated its internal controls over financial reporting to address changes in business processes resulting from the new software system. There were no other changes in our internal control over financial reporting that occurred during the first quarter of 2026, that have materially affected, or are reasonably likely to have materially affected, our internal control over financial reporting.